As filed with the Securities and Exchange Commission on April 26, 2002
Registration No. 333-86560

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 1 to

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Interstate Bakeries Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	43-1470322 (I.R.S. Employer Identification No.)

12 East Armour Boulevard

Kansas City, Missouri 64111
(816) 502-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ray Sandy Sutton, Esq.

Vice President, Corporate Secretary and General Counsel
Interstate Bakeries Corporation
12 East Armour Boulevard
Kansas City, Missouri 64111
(816) 502-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jennings J. Newcom, Esq. Deborah J. Friedman, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 Telephone: (303) 892-9400	Robert Evans III, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000	John T. Gaffney, Esq. Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 26, 2002

PROSPECTUS

6,818,182 Shares

Interstate Bakeries Corporation

Common Stock

     Tower Holding Company, Inc., a subsidiary of Nestlé Purina PetCare Company, is selling 6,818,182 shares. We will not receive any proceeds from the sale of these shares by the selling stockholder.

     The shares trade on the New York Stock Exchange under the symbol “IBC.” On April 25, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $25.23 per share.

      Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

     The underwriters may also purchase up to an additional 681,818 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about                     , 2002.

Joint Book-Running Managers

Credit Suisse First Boston	Merrill Lynch & Co.	JPMorgan

Banc of America Securities LLC	Prudential Securities

The date of this prospectus is                     , 2002.

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PERSONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
INTERSTATE BAKERIES CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS
INTERSTATE BAKERIES CORPORATION CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
INTERSTATE BAKERIES CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INTERSTATE BAKERIES CORPORATION CONSOLIDATED BALANCE SHEET (Unaudited)
INTERSTATE BAKERIES CORPORATION CONSOLIDATED STATEMENT OF INCOME (Unaudited)
INTERSTATE BAKERIES CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
INTERSTATE BAKERIES CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Consent of Deloitte & Touche LLP

[Inside Front Cover Design — maps, logos and bakery locations]

      You should rely only on the information contained or incorporated by reference in this prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information on our web sites or in our promotional literature is not incorporated into this document.

      In this prospectus, we rely on and refer to statistics regarding the fresh baked bread and sweet goods industry. Where specified, these statistics reflect our own internal estimates. Otherwise, we have obtained these statistics from Information Resources Incorporated. While we have not independently verified the statistics, we believe they are reliable. Unless otherwise specified, all industry data is for the 52 weeks ended March 3, 2002. Information regarding industry sales data published in June 2001 is for the 52 weeks ended January 7, 2001 and is derived from the June 2001 issue of Snack Food & Wholesale Bakery. Information regarding the national survey of snack cake purchasers conducted in November 2000 and contained in this prospectus is based on a survey by Service Strategies International, Inc., commissioned by us.

      We own or have rights to various trademarks, copyrights and trade names used in our business including the following: Beefsteak, Bread du Jour, Butternut, Colombo, Cotton’s Holsum, Devil Dogs, Di Carlo, Ding Dongs, Dolly Madison, Drake’s, Eddy’s, Ho Hos, Holsum, Home Pride, Hostess, Marie Callender’s, Merita, Millbrook, Mrs. Cubbison’s, J.J. Nissen, Parisian, Pillsbury, Ring Dings, Roman Meal, Sun-Maid, Sunbeam, Suzy-Q’s, Sweetheart, Twinkies, Wonder, Yankee Doodles, Yodels and Zingers.

      This prospectus and the documents incorporated by reference also include trademarks, service marks and trade names of other companies. We license from third parties the trademarks Cotton’s Holsum, Holsum, Marie Callender’s, Pillsbury, Roman Meal, Sun-Maid and Sunbeam.

      Trademarks owned by or licensed to us appear in italic type in this prospectus.

SUMMARY

      The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. You should read carefully the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the accompanying notes, and the documents incorporated by reference. Unless otherwise provided, references to “IBC,” “we,” “us” and “our” refer to Interstate Bakeries Corporation and our consolidated subsidiaries. Unless we indicate otherwise, references to fiscal years are to our fiscal years ending on the Saturday closest to the last day of May. For example, “fiscal 2001” refers to our fiscal year ended June 2, 2001. Unless otherwise provided, references to our “common stock” include the preferred stock purchase rights issued pursuant to a rights agreement dated May 8, 2000. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Our Business

      We are the largest baker and distributor of fresh baked bread and sweet goods in the U.S., based on industry sales data published in June 2001. We produce, market, distribute and sell a wide range of breads, rolls, croutons, snack cakes, donuts, sweet rolls and related products under popular national brand names such as Wonder, Hostess, Home Pride, Mrs. Cubbison’s and Marie Callender’s, as well as regional brand names such as Butternut, Dolly Madison, Drake’s and Merita. Wonder white bread is the top selling branded bread in the U.S., and Hostess, Dolly Madison and Drake’s are among the top seven fresh baked sweet goods brands in the U.S., based on dollar sales. Sales of our branded products accounted for approximately 80% of our total sales in fiscal 2001.

      We operate 62 bakeries and more than 1,100 distribution centers, from which our sales force delivers fresh baked goods to more than 200,000 food retail outlets in markets representing over 90% of U.S. supermarket volume. Our bakeries and distribution centers are located close to major marketplaces, enabling us to provide our customers with efficient delivery and high quality service. We believe that our nationwide distribution system positions us well with both national and regional retailers. We also operate approximately 1,375 thrift stores located throughout the U.S., where we sell dated products, production overruns and other products directly to consumers. For fiscal 2001, we generated net sales of $3.5 billion and EBITDA of $258 million.

Our Competitive Strengths

      Premium Portfolio of National Brands. We believe that our national brand name products are among the most established and well known in the baking industry. For example, according to a national survey conducted in November 2000, the unaided awareness of the Hostess brand among snack cake purchasers was 80%, the highest of all snack cake brands. Our brands generally enable us to command a price premium over our competitors’ brands and provide platforms from which we launch product line and geographic extensions. In addition, we believe that as retailers further expand their national presence and centralize their purchasing functions, our national brand portfolio will become more attractive to them.

      Established National Distribution. We believe that our nationwide distribution system secures us a preferred position with national mass merchandisers and national and regional supermarket and convenience store chains. We deliver our fresh baked bread and sweet goods to our customers from our more than 1,100 distribution centers by more than 9,500 delivery routes. We are one of only a few fresh baked bread and sweet goods producers with a national direct store delivery, or DSD, system, which allows us to provide responsive individualized service to our national and regional customers. Our DSD system helps us manage shelf space effectively and execute in-store promotions and new product introductions efficiently.

      Efficiencies through Scale. We are the largest baker and distributor of fresh baked bread and sweet goods in the U.S., based on industry sales data published in June 2001. Our large scale allows us to reduce cost per unit by increasing production volumes through longer product runs and by transporting fuller loads. Our scale also affords us lower costs and increased efficiencies in our purchasing, marketing, advertising and technology functions.

      Extended Shelf Life Program. In March 2001, we began the selective introduction of our extended shelf life, or ESL, program, designed to enhance taste, quality and freshness and to extend the shelf life of our products. We currently use the ESL program to produce most of our products and plan to complete nationwide roll-out by the end of fiscal 2002. The ESL program has generally doubled the shelf life and improved the overall quality of our products. It has also increased customer sell-through percentages of our products, reducing our production volume and cost per dollar of sales. Our ESL program has enabled us to increase route productivity by reducing restocking frequency for our lower volume customers and decrease the number of our distribution routes by approximately 10%. Through our ESL program, we have improved customer service by more effectively maintaining fully stocked shelves and reducing out-of-stocks. To support this program, we have enhanced our product merchandising and displays.

      Strong, Experienced Management Team. Our executive management team members have an average of over 25 years in the baking industry and are committed to achieving superior performance. Our management team has successfully grown our company to be a leader in the baking industry. Day-to-day management of our decentralized operations is conducted by our experienced regional and local management.

Our Growth Strategy

      Our objective is to build on our leadership position in the U.S. fresh baked bread and sweet goods industry. We plan to leverage our powerful brands, efficient operations and national presence to drive earnings growth and build shareholder value through the following key initiatives:

      Grow Sales by Leveraging Strong Brand Portfolio. We have built a premium portfolio of leading brands, including Wonder, Home Pride, Hostess, Dolly Madison and Drake’s, and the leading market position based on dollar sales in the U.S. fresh baked bread and sweet goods industry. Our strategy is to align our product offerings with changing consumer preferences and to support our brands with targeted regional and national advertising campaigns. We believe that our brand-building strategy will further strengthen our leadership position in the industry.

      Introduce Product Line Extensions. We believe the success and name recognition of our national and regional brands provide us with the ability to introduce product line extensions. For example, in fiscal 2002, we introduced new Home Pride bread varieties, including Honey Wheat Berry, Potato, Buttermilk and Stone Ground Wheat, in markets throughout the U.S. to complement our already popular Home Pride White and Wheat breads. We also introduced Hostess Coconut Cakes nationwide in January 2002. We will continue to seek product line extensions to enhance and extend our product portfolio, generate additional growth and gain market share.

      Realize Cost Savings from Bakery Rationalization. We seek to increase productivity and reduce costs by consolidating and modernizing production at existing and new facilities. Over the past five years, we have invested more than $180 million in these efforts, reducing our fixed cost base and creating larger, more efficient and more productive bakeries. We expect to continue to invest in making our operations more efficient, and we believe that the cost savings associated with our future investments will further enhance our cash flow and profitability.

      Grow through Strategic Acquisitions. Throughout our history, we have acquired and successfully integrated bakeries and baking businesses. We plan to continue our acquisition strategy of selectively pursuing acquisitions that enhance our premium portfolio of brands and national distribution network, provide operational synergies and meet our financial criteria.

      Our principal executive offices are located at 12 East Armour Boulevard, Kansas City, Missouri 64111 and our telephone number is (816) 502-4000.

Recent Developments

      On April 25, 2002, we completed the purchase of 7,348,154 shares of our common stock from Tower Holding Company, Inc., which we refer to as Tower, at a price of $21.50 per share, for a total purchase price of approximately $158 million. Tower is a wholly owned subsidiary of Nestlé Purina PetCare Company, which we refer to as Nestlé Purina, and Nestlé Purina is an indirect subsidiary of Nestlé S.A. As a result of this purchase, we have 43,567,438 shares of outstanding common stock as of April 25, 2002.

      Also on April 25, 2002, we amended certain provisions of our $800 million credit facility, including the net worth, restricted payment and consolidated leverage ratio covenants, to permit the purchase of our common stock from Tower. We also amended the credit facility to add a new $100 million Term Loan C, which we used to pay for a portion of the purchase of our common stock from Tower. We borrowed the remaining $58 million of the purchase price under our credit facility’s revolving credit line.

      Charles A. Sullivan, our Chairman and Chief Executive Officer, plans to retire following the appointment of his successor. Our board of directors has begun a search for a candidate to succeed Mr. Sullivan as chief executive officer. We anticipate that Mr. Sullivan will continue to serve as Chairman for a transitional period following the appointment of his successor.

The Offering

Common stock offered by the selling stockholder	6,818,182 shares

Shares outstanding after this offering	43,567,438

Use of proceeds	We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	IBC

      The number of shares offered assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full, an additional 681,818 shares will be sold by the selling stockholder.

      The number of shares outstanding after this offering is based on 43,567,438 shares of common stock outstanding as of April 25, 2002, and reflects our purchase of 7,348,154 shares of common stock from the selling stockholder on April 25, 2002, assuming no other changes. The number of shares outstanding excludes (i) common stock issuable upon exercise of outstanding options to purchase up to 7,431,713 shares of common stock at a weighted average purchase price of $22.72 per share under our 1996 Stock Incentive Plan, (ii) an additional 6,525,605 shares of common stock available for issuance under our 1996 Stock Incentive Plan, (iii) 231,976 shares of common stock reserved for issuance under our 1991 Employee Stock Purchase Plan, and (iv) 212,636 shares of common stock reserved for issuance pursuant to a deferred share award.

Summary Consolidated Financial Data

      The following table presents summary historical consolidated financial data. The income statement, cash flow and other financial data for the 52 weeks ended May 29, 1999, the 53 weeks ended June 3, 2000 and the 52 weeks ended June 2, 2001 and the balance sheet data as of June 3, 2000 and June 2, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of May 29, 1999 are derived from our audited consolidated financial statements that are not included in this prospectus. The income statement, cash flow and other financial data for the 40 weeks ended March 10, 2001 and the 40 weeks ended March 9, 2002 and the balance sheet data as of March 10, 2001 and March 9, 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

      In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial data. Interim results for the 40 weeks ended March 9, 2002 and March 10, 2001 are not necessarily indicative of results that can be expected for a full fiscal year.

      You should read the summary consolidated financial data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes.

	Fiscal Year Ended			40 Weeks Ended

	May 29,	June 3,	June 2,	March 10,	March 9,
	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Income Statement Data:
Net sales	$3,459,377	$3,522,929	$3,496,482	$2,671,702	$2,711,551

Cost of products sold	1,635,383	1,672,168	1,652,518	1,268,286	1,283,129
Selling, delivery and administrative expenses	1,489,472	1,568,759	1,585,962	1,206,247	1,224,715
Other charges	—	—	—	—	25,700 (1)
Depreciation and amortization	110,045	111,604	110,899	85,398	74,009

Operating income	224,477	170,398	147,103	111,771	103,998
Other income	(484)	(431)	(518)	(435)	(333)
Interest expense	23,113	27,809	47,086	36,518	28,724

Income before income taxes	201,848	143,020	100,535	75,688	75,607
Provision for income taxes	75,693	53,632	39,410	29,670	27,823

Net income	$126,155	$89,388	$61,125	$46,018	$47,784

Earnings per share — Basic	$1.76	$1.31	$1.13	$.83	$.94

Earnings per share — Diluted	$1.74	$1.31	$1.13	$.83	$.92

Weighted average shares outstanding — Basic	71,662	68,156	54,110	55,176	50,769
Weighted average shares outstanding — Diluted	72,483	68,356	54,296	55,369	51,937

Cash Flow Data:
Cash provided by (used in):
Operating activities	$190,035	$166,691	$182,212	$156,618	$152,787
Investing activities	(207,149)	(84,404)	(85,672)	(68,804)	(47,432)
Financing activities	17,114	(82,287)	(96,540)	(87,814)	(105,355)

Balance Sheet Data (at end of period):
Total assets	$1,680,775	$1,651,925	$1,623,496	$1,623,841	$1,590,946
Total debt	394,000	414,000	585,000	590,000	490,625
Stockholders’ equity	603,803	591,677	392,805	381,183	429,764

Other Financial Data:
Adjusted EBITDA(2)	$334,522	$282,002	$258,002	$197,169	$203,707
Capital expenditures	108,029	93,092	88,127	69,958	53,987

(1)	The amount shown represents costs related to the closure of our Detroit bakery and to the settlement of employment discrimination litigation related to our San Francisco bakery.

(2)	The amounts shown represent earnings before interest expense, provision for income taxes, depreciation and amortization and other income, and are adjusted for other charges. The amount shown for the 40 weeks ended March 9, 2002 is the only amount impacted by other charges and has been adjusted by $25.7 million. Without this adjustment, EBITDA for the 40 weeks ended March 9, 2002 would be $178.0 million. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles, or GAAP, but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income, cash flows from operations or cash flow data prepared in accordance with GAAP. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

RISK FACTORS

      The value of an investment in our common stock will be subject to significant risks inherent in our business. You should carefully consider the risks described below, together with all of the other information included or incorporated in this prospectus, before purchasing our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Competition could adversely impact our operating results.

      The baking industry is highly competitive. Competition is based on product quality, price, brand recognition and loyalty, effective promotional activities, access to retail outlets and sufficient shelf space and the ability to identify and satisfy consumer preferences. We compete with large national bakeries, smaller regional operators, small retail bakeries, supermarket chains with their own bakeries, grocery stores with their own in-store bakery departments or private label products and diversified food companies. Some of these competitors are larger and have greater financial resources than we do. Customer service, including responsiveness to delivery needs and maintenance of fully stocked shelves, is an important competitive factor and is central to the competition for retail shelf space. From time to time, we experience price pressure in certain of our markets as a result of our competitors’ promotional pricing practices. Increased competition could result in reduced sales, margins, profits and market share.

Increases in prices and shortages of raw materials, fuels and utilities could cause our costs to increase.

      The principal raw materials, including flour, sugar and edible oils used to bake our fresh bread and sweet goods and the paper, films and plastics used to package our products, are subject to substantial price fluctuations. The prices for raw materials are influenced by a number of factors, including the weather, crop production, transportation and processing costs, government regulation and policies, and worldwide market supply and demand. Commodity prices have been volatile and may continue to be volatile. Any substantial increase in the prices of raw materials may have an adverse impact on our profitability. We enter into contracts to be performed in the future, generally with a term of one year or less, to purchase raw materials at fixed prices to protect us against price increases. These contracts could cause us to pay higher prices for raw materials than are available in the spot markets.

      We are currently dependent on a sole supplier for an ingredient we use to produce fresh baked bread products under our ESL program. We do not have a long-term supply contract or licensing arrangement with this supplier. We are in the process of identifying alternative suppliers for this ingredient as well as alternative ingredients that could produce the same results for our ESL program. If we are unable to buy this ingredient in sufficient quantities from our current supplier and are unsuccessful in finding acceptable alternative suppliers or ingredients, our financial position and operating results could be materially adversely affected.

      Our bakeries and other facilities also use natural gas, propane and electricity to operate. Our distribution operations use gasoline and diesel fuel to deliver our products. Substantial future increases in prices for, or shortages of, these fuels or electricity could have a material adverse effect on our operations and financial results.

The unavailability or unsuccessful integration of future acquisitions or difficulties in the construction and startup of new baking facilities could adversely affect our growth and profits.

      Our industry is mature, with growth potential constrained by U.S. population growth. We have grown primarily by acquiring, then integrating and operating, other baking businesses. These acquisitions have allowed us to increase the number of locations where we sell our products, leverage our purchasing power, enhance our brand management capabilities and achieve operating efficiencies. The availability of attractive baking businesses, however, is becoming increasingly limited. In addition, we compete for baking businesses with larger companies that may have significantly greater financial resources than we do. We may not identify or succeed in acquiring attractive baking businesses in the future or succeed in reducing the costs and increasing the profitability of any business we may acquire. Antitrust laws may also affect our ability to make acquisitions or the manner in which we operate acquired businesses. Our ability to complete significant acquisitions also depends partly on our ability to raise money in the debt and equity markets to finance these acquisitions. There can be no assurance that we will be able to obtain debt or equity financing on acceptable terms.

      Acquisitions of baking businesses involve numerous other risks, including:

•	problems integrating the purchased operations, personnel or products with our existing business;

•	unanticipated costs and lower than expected synergistic benefits;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with our suppliers and customers; and

•	potential loss of our key employees or the key employees of any business we acquire.

      In addition to acquiring other companies, our strategy includes building new bakeries to improve efficiency and replace less efficient operations. There are a number of uncertainties in the construction of new bakeries, including the timing and cost of construction and unexpected problems and delays during startup, including equipment and supplier problems. These factors may adversely affect product quality, volumes and shipments, negatively impacting our operating and financial results.

Economic downturns could cause consumers to shift their food purchases from our branded products to lower priced items.

      The willingness of consumers to purchase premium branded food products depends in part on national and local economic conditions. In periods of economic downturns or uncertainty, consumers tend to purchase more private label or other lower priced products. If this were to happen, our sales volume of higher margin branded products and our profitability could suffer accordingly.

Further consolidation in the food retail industry may adversely impact our profitability.

      As supermarket chains continue to consolidate and as mass merchants gain scale, our larger customers may seek more favorable terms for their purchases of our products, including increased spending on promotional programs. Sales to our larger customers on terms less favorable to us than our current terms could have an adverse effect on our profitability.

Future product recalls or safety concerns could adversely impact our business and financial results.

      We may be required to recall certain of our products should they become contaminated or be damaged. We may also become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results.

      We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. Adverse publicity about the safety and quality of certain food products, like the recent publicity about foods containing genetically modified ingredients, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

      A number of our brand names are owned, and products are produced and sold under these brand names, by third parties outside the U.S. Product recalls or adverse publicity about the safety and quality of these products could discourage consumers from buying our products, which could have a negative effect on our business and financial results.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

      Our success depends in part on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Consumer preferences change, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which could in turn cause our financial and operating results to suffer.

Costs associated with environmental compliance and remediation could adversely impact our operations.

      We are subject to numerous environmental laws and regulations that impose environmental controls on us or otherwise relate to environmental protection and health and safety matters, including among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes, and the investigation and remediation of soil and groundwater affected by hazardous substances.

      We have underground storage tanks at various locations throughout the U.S. that are subject to federal and state regulations establishing minimum standards for these tanks and where necessary, remediation of associated contamination. We are presently in the process of remediating any contaminated sites. In addition, we have received a request for information from the Environmental Protection Agency, or EPA, relating to our handling of regulated refrigerants. The EPA has not assessed any fines relating to our practices to date; however, the EPA may do so in the future. We have also received notices from the EPA, state agencies, and/or private parties seeking contribution, that we have been identified as a potentially responsible party, or PRP, under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, as amended, arising out of the alleged disposal of hazardous substances at certain disposal sites on properties owned or controlled by others. Because liability under CERCLA may be imposed retroactively without regard to fault, we may be required to share in the cleanup cost of several “Superfund” sites. Our ultimate liability may depend on many factors, including (i) the volume and types of materials contributed to the site, (ii) the number of other PRPs and their financial viability and (iii) the remediation methods and technology to be used.

      It is difficult to quantify the potential financial impact of actions involving environmental matters, particularly fines, remediation costs at waste disposal sites and future capital expenditures for environmental control equipment at these or other presently unknown locations. We believe the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities, should not be material to our overall financial position, but could be material to our results of operations or cash flows for a particular quarter or annual period.

Terms of collective bargaining agreements and labor disruptions could adversely impact our operations.

      We employ more than 35,000 people, approximately 80% of whom are covered by one of approximately 575 union contracts. Most of our employees are members of either the International Brotherhood of Teamsters or the Bakery, Confectionery, Tobacco Workers & Grain Millers International Union. Our union contracts are typically renegotiated once every three to five years. Our operations could be adversely affected by our failure to reach agreement with labor unions representing our employees. In fiscal 2000, we experienced an eight day work stoppage at five northeastern bakeries, which had an adverse impact on our operations. Our operations also could be adversely affected by terms of collective bargaining agreements that prevent us from competing effectively.

Government regulation could adversely impact our operations.

      Our operations and properties are subject to regulation by federal, state and local government entities and agencies. As a baker of fresh baked bread and sweet goods, our operations are subject to stringent quality and labeling standards, including the Federal Food and Drug Act. Our operations are also subject to federal, state and local workplace laws and regulations, including the Fair Labor Standards Act and the Occupational Safety and Health Act. Future compliance with or violation of such regulations, and future regulation by various federal, state and local government entities and agencies, which could become more stringent, may have a material adverse effect on our operations and financial results. We could also be subject to litigation arising out of government regulations, which could have a material adverse effect on our operations and financial results.

Risks Related to Ownership of Our Common Stock

Our status as a holding company and our credit facility may restrict our ability to pay future dividends.

      We are a holding company and do not have any material assets other than our ownership interests in our subsidiaries. If our subsidiaries are unable to distribute funds to us, we may not be able to declare or pay dividends on our common stock. In addition, our credit facility restricts our ability to declare or pay dividends on our common stock.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could significantly reduce the market price of our common stock without regard to our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the price you pay in this offering.

Certain anti-takeover provisions in our restated certificate of incorporation could make it difficult for us to be acquired and may depress the market price of our common stock.

      Certain provisions of our restated certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of our company. We may issue up to one million shares of preferred stock, the relative rights and preferences of which may be fixed by our board of directors, without stockholder approval. In addition, we have distributed to our stockholders rights to purchase shares of our series A junior participating preferred stock, $0.01 par value per share, which we refer to as Series A preferred stock, or, at our option, our common stock, cash, debt securities or other property. These rights become exercisable in certain circumstances, including if a third party acquires 15% or more of our common stock without the approval of our board of directors. These rights to acquire preferred stock or other property may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, our outstanding voting stock.

      Our restated certificate of incorporation requires that any business combination, as defined in the restated certificate, with a stockholder who beneficially owns 5% or more of our outstanding voting stock be approved, subject to certain exceptions, by the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock held by stockholders other than the 5% holder. In addition, Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, each as defined in the relevant statute, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. Our restated certificate of incorporation also provides for a classified board of directors with staggered three year terms, which may increase the difficulty of removing all of the incumbent directors at one time. These provisions may discourage an attempted takeover by a proxy contest or other means. Other provisions of our restated certificate of incorporation, including removal of directors only for cause and prohibiting action by stockholders by written consent, could have similar effects. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

      Some information contained in or incorporated by reference into this prospectus may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements include comments regarding, among other things, our expectations of future operating and financial performance and the impact of environmental remediation. The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “could,” “would,” “plan,” “intend,” “predict,” “believe,” “potential” and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth elsewhere in this prospectus and other factors set forth in or incorporated by reference into this prospectus. Forward-looking statements include statements relating to, among other things:

•	our growth strategy;

•	operating and financial benefits from our portfolio of brands and our distribution system;

•	advantages of our large scale;

•	availability and costs of raw materials, packaging, fuel and power;

•	savings from productivity and product quality improvements, including our ESL program;

•	savings from rationalization and modernization of our bakeries;

•	participation in industry consolidation and successful integration of businesses we acquire;

•	effects on us of consolidation in our customer’s industries;

•	our cash needs, including capital expenditures, dividends, debt repayment and operating lease commitments;

•	expectations regarding our competition;

•	compliance with our credit facility covenants;

•	compliance with government regulations, including environmental and employment regulations;

•	relationships with our employees and the unions that represent them;

•	general economic conditions, including interest rates; and

•	the outcome of legal proceedings to which we are or may become a party.

      Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of our common stock by the selling stockholder.

PRICE RANGE OF COMMON STOCK

      Our common stock trades on the New York Stock Exchange under the symbol “IBC”. The following table shows, for the periods indicated, the high and low closing sales prices for our common stock as reported by the New York Stock Exchange and the cash dividends paid per share.

			Cash
	High	Low	Dividends

Fiscal 2000
First Quarter	$24.81	$20.50	$.07
Second Quarter	24.50	19.56	.07
Third Quarter	19.81	11.44	.07
Fourth Quarter	16.56	11.56	.07
Fiscal 2001
First Quarter	$19.63	$13.81	$.07
Second Quarter	17.94	13.94	.07
Third Quarter	16.78	10.81	.07
Fourth Quarter	17.03	13.49	.07
Fiscal 2002
First Quarter	$24.87	$15.01	$.07
Second Quarter	25.50	22.98	.07
Third Quarter	25.97	23.24	.07
Fourth Quarter through April 25, 2002	26.14	23.60	.07 *

* Declared but not paid.

      On April 25, 2002, there were approximately 6,300 holders of record of our common stock. On April 25, 2002, the closing sale price of our common stock was $25.23.

DIVIDEND POLICY

      For each of the fiscal years 2000 and 2001, we declared and paid quarterly cash dividends totaling $0.28 per share on our common stock. For the 40 weeks ended March 9, 2002, we declared and paid quarterly cash dividends totaling $0.21 per share on our common stock. On March 27, 2002, the board of directors declared a quarterly dividend of $0.07 per share on our common stock payable May 1, 2002 to stockholders of record as of April 15, 2002. You will not receive this dividend on any shares you purchase in this offering.

      We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization plus cash and cash equivalents as of March 9, 2002 (i) on an actual basis and (ii) as adjusted to reflect our completed purchase of 7,348,154 shares of our common stock from Tower for a total purchase price of approximately $158 million, and our additional borrowings to finance this purchase. This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our consolidated financial statements and the accompanying notes.

	As of March 9, 2002

	Actual	As Adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$—	$—

Debt:
Current debt	$38,750	$39,250
Long-term debt(1)	451,875	609,360

Total debt	490,625	648,610
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value, 120,000,000 shares authorized; 80,327,000 shares issued(2)	803	803
Additional paid-in capital	559,500	559,500
Retained earnings	410,002	410,002
Treasury stock at cost — 29,508,000 shares actual and 36,856,000 shares as adjusted	(533,329)	(691,314)
Accumulated other comprehensive loss	(7,212)	(7,212)

Total stockholders’ equity	429,764	271,779

Total capitalization	$920,389	$920,389

(1)	The revolving credit line under our credit facility allows us to borrow up to $300 million, including up to $150 million in letters of credit. As of March 9, 2002, we had borrowed $10 million and had issued letters of credit of approximately $112 million under this revolving credit line. As of April 25, 2002, we had borrowed $62 million, including $58 million under this revolving credit line to finance part of the purchase of the shares of our common stock from Tower, and had issued letters of credit of approximately $112 million under this revolving credit line.

(2)	The number of shares issued includes 36,856,000 shares of treasury stock as adjusted and excludes common stock related to options and deferred share awards as of April 25, 2002. These exclusions consist of (i) common stock issuable upon exercise of outstanding options to purchase up to 7,431,713 shares of common stock at a weighted average purchase price of $22.72 per share under our 1996 Stock Incentive Plan, (ii) an additional 6,525,605 shares of common stock available for issuance under our 1996 Stock Incentive Plan, (iii) 231,976 shares of common stock reserved for issuance under our 1991 Employee Stock Purchase Plan and (iv) 212,636 shares reserved for issuance pursuant to a deferred share award.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table presents selected historical consolidated financial data. The income statement, cash flow and other financial data for the 52 weeks ended May 29, 1999, the 53 weeks ended June 3, 2000 and the 52 weeks ended June 2, 2001 and the balance sheet data as of June 3, 2000 and June 2, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The income statement, cash flow and other financial data for the 52 weeks ended May 31, 1997 and the 52 weeks ended May 30, 1998 and the balance sheet data as of May 31, 1997, May 30, 1998 and May 29, 1999 are derived from our audited consolidated financial statements that are not included in this prospectus. The income statement, cash flow and other financial data for the 40 weeks ended March 10, 2001 and March 9, 2002 and the balance sheet data as of March 10, 2001 and March 9, 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

      In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial data. Interim results for the 40 weeks ended March 9, 2002 and March 10, 2001 are not necessarily indicative of results that can be expected for a full fiscal year.

      You should read the selected consolidated financial data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes.

	Fiscal Year Ended					40 Weeks Ended

	May 31,	May 30,	May 29,	June 3,	June 2,	March 10,	March 9,
	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Income Statement Data:
Net sales	$3,212,431	$3,265,842	$3,459,377	$3,522,929	$3,496,482	$2,671,702	$2,711,551

Cost of products sold	1,566,265	1,541,920	1,635,383	1,672,168	1,652,518	1,268,286	1,283,129
Selling, delivery and administrative expenses	1,352,026	1,389,627	1,489,472	1,568,759	1,585,962	1,206,247	1,224,715
Other charges	—	—	—	—	—	—	25,700 (1)
Depreciation and amortization	102,997	102,703	110,045	111,604	110,899	85,398	74,009

Operating income	191,143	231,592	224,477	170,398	147,103	111,771	103,998
Other income	(747)	(594)	(484)	(431)	(518)	(435)	(333)
Interest expense	22,592	18,624	23,113	27,809	47,086	36,518	28,724

Income before income taxes	169,298	213,562	201,848	143,020	100,535	75,688	75,607
Provision for income taxes	72,121	85,638	75,693	53,632	39,410	29,670	27,823

Net income	$97,177	$127,924	$126,155	$89,388	$61,125	$46,018	$47,784

Earnings per share — Basic	$1.30	$1.74	$1.76	$1.31	$1.13	$.83	$.94

Earnings per share — Diluted	$1.28	$1.71	$1.74	$1.31	$1.13	$.83	$.92

Weighted average shares outstanding — Basic	74,928	73,512	71,662	68,156	54,110	55,176	50,769
Weighted average shares outstanding — Diluted	76,200	74,845	72,483	68,356	54,296	55,369	51,937

Cash Flow Data:
Cash provided by (used in):
Operating activities	$196,173	$201,622	$190,035	$166,691	$182,212	$156,618	$152,787
Investing activities	(103,266)	(135,131)	(207,149)	(84,404)	(85,672)	(68,804)	(47,432)
Financing activities	(92,907)	(66,491)	17,114	(82,287)	(96,540)	(87,814)	(105,355)

Balance Sheet Data (at end of period):
Total assets	$1,493,087	$1,549,986	$1,680,775	$1,651,925	$1,623,496	$1,623,841	$1,590,946
Total debt	251,000	286,000	394,000	414,000	585,000	590,000	490,625
Total stockholders’ equity	538,722	565,155	603,803	591,677	392,805	381,183	429,764

Other Financial Data:
Adjusted EBITDA(2)	$294,140	$334,295	$334,522	$282,002	$258,002	$197,169	$203,707
Capital expenditures	78,418	97,664	108,029	93,092	88,127	69,958	53,987

(1)	The amount shown represents costs related to the closure of our Detroit bakery and to the settlement of employment discrimination litigation related to our San Francisco bakery.

(2)	The amounts shown represent earnings before interest expense, provision for income taxes, depreciation and amortization and other income, and are adjusted for other charges. The amount shown for the 40 weeks ended March 9, 2002 is the only amount impacted by other charges and has been adjusted by $25.7 million. Without this adjustment, EBITDA for the 40 weeks ended March 9, 2002 would be $178.0 million. Adjusted EBITDA is not a measure of financial performance under GAAP but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income, cash flows from operations or cash flow data prepared in accordance with GAAP. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      We are the largest baker and distributor of fresh baked bread and sweet goods in the U.S., based on industry sales data published in June 2001. We produce, market, distribute and sell a wide range of breads, rolls, croutons, snack cakes, donuts, sweet rolls and related products. Our various brands are positioned across a wide spectrum of consumer categories and price points. We operate 62 bakeries and approximately 1,375 thrift stores located in strategic markets throughout the U.S. Our sales force delivers baked goods from our more than 1,100 distribution centers to more than 200,000 food retail outlets by more than 9,500 delivery routes.

      Our net sales are affected by various factors, including volume, price and product mix. We recognize sales, net of estimated credits for dated and damaged products, when our products are delivered to our customers.

      Our cost of products sold consists of ingredient, labor, packaging and other production costs. The primary ingredients used in producing our products are flour, sugar and edible oils.

      Our selling, delivery and administrative expenses include the labor and transportation costs of delivering our product to our customers; the labor, occupancy and other selling costs of our thrift stores; the costs of marketing our products and other general sales and administrative costs not directly related to production.

      We end our fiscal year on the Saturday closest to the end of May. Consequently, most years contain 52 weeks of operating results while every fifth or sixth year includes 53 weeks. In fiscal 2000, our results included a 53rd week. In addition, each quarter of our fiscal year represents a period of 12 weeks, except the third quarter, which covers 16 weeks, and the fourth quarter of any 53 week year, which covers 13 weeks.

      Demand for certain of our products is seasonal in nature. Sales of fresh baked sweet goods are historically weak during the winter period, which we believe is attributable to altered consumption patterns during the holiday season. Sales of buns, rolls and shortcake products are historically stronger in the spring and early summer months.

Results of Operations

      The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal Year Ended			40 Weeks Ended

	May 29, 1999	June 3, 2000	June 2, 2001	March 10, 2001	March 9, 2002

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold	47.3	47.5	47.3	47.5	47.3
Selling, delivery and administrative expenses	43.1	44.5	45.4	45.1	45.2
Other charges	—	—	—	—	1.0
Depreciation and amortization	3.1	3.2	3.1	3.2	2.7

Operating income	6.5	4.8	4.2	4.2	3.8
Interest expense — net	0.7	0.8	1.4	1.4	1.0

Income before income taxes	5.8	4.0	2.8	2.8	2.8
Income tax expense	2.2	1.5	1.1	1.1	1.0

Net income	3.6%	2.5%	1.7%	1.7%	1.8%

40 Weeks Ended March 9, 2002 Compared to 40 Weeks Ended March 10, 2001

      Net Sales. Net sales for the 40 weeks ended March 9, 2002 were $2,711,551,000, an increase of $39,849,000, or 1.5%, over net sales of $2,671,702,000 during the comparable period in fiscal 2001. This increase reflects higher selling prices, with stable unit volume.

      Gross Profit. Gross profit for the 40 weeks ended March 9, 2002 was 52.7% of net sales, slightly better than 52.5% for the comparable period in fiscal 2001. Our gross profit margins were favorably impacted by savings from producing less product because of higher customer sell-through percentages of our products, as well as operational efficiencies and slightly higher selling prices. The need to produce less product is a result of our new ESL program. Partially offsetting the favorable impact of these items were higher ingredient and labor-related costs.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses as a percentage of net sales were 45.2% for the 40 weeks ended March 9, 2002, compared to 45.1% for the comparable period in fiscal 2001. These variances reflect the favorable impact of a reduced number of delivery routes resulting from our ESL program and lower energy costs, offset by higher labor-related costs.

      Other Charges. Other charges of $25,700,000 for the 40 weeks ended March 9, 2002 relate to the closure of our Detroit bakery and the settlement, through mediation, of our San Francisco, California, racial discrimination lawsuit.

      Depreciation and Amortization. Depreciation and amortization was $74,009,000 for the 40 weeks ended March 9, 2002, down $11,389,000 from $85,398,000 for the comparable period in fiscal 2001. The primary reason for this decrease was our implementation on June 3, 2001 of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which eliminated the amortization of purchased goodwill and other intangibles with indefinite useful lives. For further information regarding the impact of this accounting change, see Note 8 to our interim consolidated financial statements found elsewhere in this prospectus.

      Operating Income. Based upon the above factors, operating income for the 40 weeks ended March 9, 2002 was $103,998,000, or 3.8% of net sales, compared to $111,771,000, or 4.2% of net sales, for the comparable period in fiscal 2001. Before other charges, operating income for the 40 weeks ended March 9, 2002 was $129,698,000, or 4.8% of net sales.

      Interest Expense. Interest expense was $28,724,000 in the 40 weeks ended March 9, 2002, down from $36,518,000 in the comparable period in fiscal 2001. This decrease reflects lower borrowing levels and lower interest rates.

      Income Tax Expense. The effective income tax rates of 36.8% and 39.2% for the 40 weeks ended March 9, 2002 and March 10, 2001, respectively, approximate the overall federal and state statutory rates. The rate for the 40 weeks ended March 10, 2001 included 2.3% related to nondeductible intangibles amortization. We did not amortize these intangibles in the 40 weeks ended March 9, 2002, due to our implementation of SFAS No. 142 in the first quarter of fiscal 2002.

      Net Income. Net income was $47,784,000, or $.92 per diluted share, for the 40 weeks ended March 9, 2002, compared to $46,018,000, or $.83 per diluted share, for the comparable period in fiscal 2001. Earnings per diluted share for the 40 weeks ended March 9, 2002 were reduced by $.31 due to the other charges detailed above, increased by $.16 due to the implementation of SFAS No. 142 and reduced by $.02 due to our implementation of SFAS No. 133 related to the accounting for commodity hedging derivatives.

Fiscal 2001 Compared to Fiscal 2000

      Net Sales. Net sales for the 52 weeks ended June 2, 2001 were $3,496,482,000, a decrease of $26,447,000 from net sales of $3,522,929,000 for the 53 weeks ended June 3, 2000. Excluding the impact of the extra week, net sales were up approximately 1.0%. This slight improvement reflects selling price increases realized in fiscal 2001, offset by unit volume declines. The improvement is also reflective of the impact of an eight-day work stoppage at five Northeastern bakeries during fiscal 2000.

      Gross Profit. Fiscal 2001 gross profit was $1,843,964,000, or 52.7% of net sales, comparable to the gross profit in fiscal 2000 which totaled $1,850,761,000, or 52.5% of net sales. This stable margin performance represents the effect of higher selling prices and operational efficiencies, partially offset by higher labor and labor-related costs, as well as higher utility costs.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses totaled $1,585,962,000, or 45.4% of net sales, for fiscal 2001, up from $1,568,759,000, or 44.5% of net sales, the prior year. This unfavorable variance was attributable to inflationary labor and labor-related cost increases, as well as higher utility and fuel costs, measured against only slightly increased net sales, adjusted for the extra week in fiscal 2000.

      Operating Income. Based upon the above factors, operating income decreased to $147,103,000, or 4.2% of net sales, from $170,398,000, or 4.8% of net sales, the previous year, a decline of $23,295,000.

      Interest Expense. Interest expense for fiscal 2001 was $47,086,000, up $19,277,000 from fiscal 2000 interest expense of $27,809,000. This increase reflects higher borrowing levels resulting from our repurchase of over 15,500,000 shares of treasury stock during fiscal 2001. Overall interest rates were also somewhat higher in fiscal 2001 on the debt undertaken to purchase the treasury stock.

      Income Tax Expense. The fiscal 2001 effective income tax rate of 39.2%, as well as the fiscal 2000 rate of 37.5%, approximate the overall federal and state statutory rates.

      Net Income. Reflecting the above factors, net income for fiscal 2001 was $61,125,000, or 1.7% of net sales, representing $1.13 per basic and diluted share. This represents a decline of $28,263,000 from net income of $89,388,000, or 2.5% of net sales and $1.31 per basic and diluted share, in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

      Net Sales. Net sales for the 53 weeks ended June 3, 2000 were $3,522,929,000, increasing $63,552,000 and 1.8% over net sales for the 52 weeks ended May 29, 1999 of $3,459,377,000. Excluding the impact of the extra week, as well as acquisitions and dispositions, net sales were down slightly, approximately .8% for the year. This decrease reflects an eight-day work stoppage at five northeastern bakeries during fiscal 2000, as well as other slight overall unit volume declines, partially offset by selling price increases.

      Gross Profit. Gross profit for fiscal 2000 was $1,850,761,000, representing 52.5% of net sales, comparable to fiscal 1999’s gross profit of $1,823,994,000, or 52.7% of net sales. Lower ingredient costs during fiscal 2000 contributed to higher gross margins, but this favorable impact was offset by higher labor and labor-related costs, as well as higher packaging costs principally resulting from higher fuel prices.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses were $1,568,759,000, or 44.5% of net sales, for fiscal 2000 compared to $1,489,472,000, or 43.1% of net sales, for fiscal 1999. This unfavorable variance reflects labor and labor-related cost increases, as well as substantially higher fuel costs, measured against essentially flat net sales.

      Operating Income. Reflecting the above factors, operating income for fiscal 2000 was $170,398,000, or 4.8% of net sales, down $54,079,000 from fiscal 1999’s operating income of $224,477,000, or 6.5% of net sales.

      Interest Expense. Interest expense for fiscal 2000 was $27,809,000, an increase of $4,696,000 over interest expense of $23,113,000 in fiscal 1999. This increase reflects higher average borrowing levels during fiscal 2000, primarily due to acquisitions and treasury stock repurchases, higher interest rates and lower capitalized interest.

      Income Tax Expense. The effective income tax rate of 37.5% for fiscal 2000 and 1999 approximates the overall federal and state statutory rates.

      Net Income. Based upon the above factors, net income for fiscal 2000 decreased $36,767,000 to $89,388,000, or 2.5% of net sales and $1.31 per basic and diluted share, from $126,155,000, or 3.6% of net sales and $1.76 and $1.74 per basic and diluted share, respectively, in fiscal 1999.

Capital Resources and Liquidity

      Cash from operating activities for the 40 weeks ended March 9, 2002 was $152,787,000, down from the $156,618,000 generated for the comparable period in the prior year. This slight reduction reflects cash payments of a portion of other charges and less-favorable working capital variances, partially offset by improved operating results. Cash from operating activities was used to fund net capital expenditures of $47,098,000, pay common stock dividends of $10,869,000 and reduce debt outstanding by a net $94,375,000. Cash from operating activities totaled $182,212,000 for fiscal 2001, an increase of $15,521,000 from $166,691,000 for fiscal 2000. This increase reflects favorable working capital variances, partially offset by lower net income. Cash from operating activities during fiscal 2001, along with additional net borrowings of $171,000,000, was used to repurchase common stock of $244,953,000, pay common stock dividends of $15,189,000 and fund capital expenditures of $88,127,000.

      For fiscal 2002, our cash needs include approximately $276,148,000, consisting of $157,985,000 for the purchase of our shares of common stock from Tower, which was completed on April 25, 2002, approximately $75,000,000 of capital expenditures, $29,063,000 of required debt repayments and $14,100,000 of common stock dividends. For fiscal 2003, we anticipate our cash needs will include approximately $75,000,000 of capital expenditures, $39,500,000 of required debt repayments and $12,200,000 of common stock dividends. Additionally, we have commitments for payments under operating leases of approximately $70,000,000 for fiscal 2002 and approximately $64,000,000 for fiscal 2003. We believe cash from ongoing operations, along with our borrowing capacity under our credit facility, will be sufficient to fund our currently anticipated cash needs through fiscal 2003. We may incur additional expenditures for bakery acquisitions if opportunities become available.

      We have a $900,000,000 senior secured credit facility, which includes a $375,000,000 five-year Term Loan A, a $125,000,000 six-year Term Loan B, a $100,000,000 five-year Term Loan C, and a

$300,000,000 five-year revolving credit line, which includes up to $150,000,000 in letters of credit. As of March 9, 2002, we had borrowed $10,000,000 and had issued letters of credit of $111,600,000 under this revolving credit line. Borrowings under our credit facility are secured by all of our accounts receivable and a majority of our owned real property, intellectual property and equipment. The credit facility contains customary covenants and other terms. We were in compliance with all of these covenants as of March 9, 2002.

      On April 25, 2002, we completed an amendment of certain provisions of our credit facility, including the net worth, restricted payment and consolidated leverage ratio covenants, to permit the purchase of shares of our common stock from Tower. We also amended the credit facility to add the new $100,000,000 Term Loan C which we used to pay for a portion of the purchase of our common stock from Tower. We borrowed the remaining $58,000,000 of the purchase price under our credit facility’s revolving credit line. As of April 25, 2002, we had borrowed $62,000,000 and had issued letters of credit of $111,600,000 under this revolving credit line. We believe we will continue to be in compliance with our covenants under the credit facility.

Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to market risks relative to commodity price fluctuations and interest rate changes. We actively manage these risks through the use of forward purchase contracts and derivative financial instruments. As a matter of policy, we use derivative financial instruments only for hedging purposes, and the use of derivatives for trading and speculative purposes is prohibited.

      Commodity Prices. Commodities we use in the production of our products are subject to wide price fluctuations, depending upon factors such as weather, crop production, worldwide market supply and demand and government regulation. To reduce the risk associated with commodity price fluctuations, primarily for wheat, corn, sugar, soybean oil and certain fuels, we enter into forward purchase contracts and commodity futures and options in order to fix commodity prices for future periods. A sensitivity analysis was prepared and, based upon our commodity-related derivatives position as of March 9, 2002, an assumed 10% adverse change in commodity prices would not have a material effect on our fair values, future earnings or cash flows.

      Interest Rates. We manage our exposure to interest rate risk through the use of a combination of floating and fixed rate debt. In addition, from time to time, we enter into interest rate swap agreements to fix rates on variable rate debt instruments. In July 2001 and April 2002, we entered into interest rate swap agreements resulting in fixed interest rates on $490,000,000 from 5.73% to 6.81%, with termination dates ranging from July 2002 to July 2004. Based upon a sensitivity analysis at March 9, 2002, an assumed 10% adverse change in interest rates would not have a material impact on our fair values, future earnings or cash flows.

New Accounting Pronouncements

      Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes new accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” and in June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — An Amendment of FASB Statement No. 133.” The new rules, which we adopted in the first quarter of fiscal 2002, require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income (“OCI”), depending on whether the derivative is designated and is effective as a hedged transaction, and on the type of hedging transaction. Changes in the fair value of derivative instruments recorded to OCI are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective under the rules is recognized in current earnings. The transition adjustment recognized by us in fiscal 2002 for the adoption of these new rules was not material to our financial position or net income. We believe our commodity hedging transactions qualify for cash flow hedge accounting treatment under the new rules. While the implementation of these statements has not affected our overall economic hedging strategy, the new pronouncement has affected the timing of when gains and losses on hedging transactions are reported in our net income.

      Business Combinations (SFAS No. 141) and Goodwill and Other Intangible Assets (SFAS No. 142). In June 2001, the FASB approved the issuance of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations to be accounted for using the purchase method and provides guidance regarding the recognition of intangibles separate from goodwill in a purchase transaction. SFAS No. 142 eliminates the amortization of purchased goodwill and other intangibles with indefinite useful lives and provides guidance on the required testing of these assets for impairment. This impairment testing must be done at least annually or more frequently if an event occurs which indicates the intangible may be impaired. We adopted SFAS No. 142 during the first quarter of fiscal 2002 and have experienced a favorable impact on net income due to the elimination of amortization of goodwill and other intangibles with indefinite useful lives. For further information regarding the impact of this accounting change, see Note 8 to our interim consolidated financial statements found elsewhere in this prospectus.

      Sales Incentives (EITF Issue No. 00-14). In May 2000, the Emerging Issues Task Force (“EITF”) of the FASB announced that it had reached a consensus on Issue No. 00-14, “Accounting for Certain Sales Incentives.” Issue No. 00-14 establishes requirements for the recognition and presentation in financial statements of sales incentives such as discounts, coupons and rebates. This consensus became effective for us as of the first quarter of fiscal 2002. This consensus required us to reclassify certain amounts, which were not material, from selling, delivery and administrative expenses to net sales, resulting in a reduction to both with no impact on our financial position or net income.

      Consideration Paid to Resellers (EITF Issue No. 00-25). In April 2001, the EITF reached consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” This issue addresses the recognition, measurement and classification of certain costs incurred by a vendor to benefit the reseller of the vendor’s products such as slotting fees, cooperative advertising programs and reimbursement for lowered promotional prices. This consensus will require us to reclassify certain costs from selling, delivery and administrative expenses to net sales, resulting in a reduction to both with no impact on our financial position or net income. We are adopting this consensus in the fourth quarter of fiscal 2002.

BUSINESS

Overview

      We are the largest baker and distributor of fresh baked bread and sweet goods in the U.S., based on industry sales data published in June 2001. We produce, market, distribute and sell a wide range of breads, rolls, croutons, snack cakes, donuts, sweet rolls and related products under popular national brand names such as Wonder, Hostess, Home Pride, Mrs. Cubbison’s and Marie Callender’s, as well as regional brand names such as Butternut, Dolly Madison, Drake’s and Merita. Wonder white bread is the top selling branded bread in the U.S., and Hostess, Dolly Madison and Drake’s are among the top seven fresh baked sweet goods brands in the U.S., based on dollar sales. Sales of our branded products accounted for approximately 80% of our total sales in fiscal 2001.

      We operate 62 bakeries and more than 1,100 distribution centers, from which our sales force delivers fresh baked goods to more than 200,000 food retail outlets in markets representing over 90% of U.S. supermarket volume. Our bakeries and distribution centers are located close to major marketplaces, enabling us to provide our customers with efficient delivery and high quality service. We believe that our nationwide distribution system positions us well with both national and regional retailers. We also operate approximately 1,375 thrift stores located throughout the U.S., where we sell dated products, production overruns and other products directly to consumers. For fiscal 2001, we generated net sales of $3.5 billion and EBITDA of $258 million.

      Our brands are positioned across a wide spectrum of categories. The following chart illustrates our principal categories and brands:

Category	Our National Brands	Our Regional Brands
Breads, Rolls and Buns
White, variety, crusty, reduced-calorie and bagels	Wonder Home Pride Bread du Jour Beefsteak	Butternut Merita Millbrook Eddy’s Cotton’s Holsum* Holsum* J.J. Nissen Parisian Sweetheart Di Carlo Colombo Roman Meal* Sun-Maid*

Fresh Baked Sweet Goods
Donuts, sweet rolls, snack pies and snack cakes	Hostess Twinkies Ding Dongs Ho Hos Suzy-Q’s	Dolly Madison Drake’s Devil Dogs Ring Dings Yodels Yankee Doodles Zingers

Other
Croutons and stuffing mix		Mrs. Cubbison’s Marie Callender’s*

*	Licensed brands

      The following charts illustrate the market share leaders in U.S. supermarket dollar sales for the fresh baked bread and sweet goods categories. The private label category includes our private label products and those of our competitors.

Bread Market Share

Private Label	27.4%
IBC Branded	15.6%
Sara Lee Branded	11.6%
Grupo Bimbo Branded	8.6%
Flowers Branded	7.2%
Sweet Goods Market Share

Private Label	27.1%
IBC Branded	19.3%
Entenmann’s Branded	16.5%
Little Debbie Branded	13.0%
Krispy Kreme Branded	4.5%

Source: Information Resources Incorporated.

Company History

      Our predecessor company, Schulze Baking Company, was founded in Kansas City in 1927. We were subsequently created through the merger of Schulze Baking Co. and Western Bakeries Ltd. in 1937. Since 1937, we have completed a number of acquisitions of other baking businesses. We have grown to our present size primarily through strategic acquisitions.

      In July 1995, we acquired Continental Baking Company from Ralston Purina Company, adding the Wonder and Hostess brands to our portfolio of products. This acquisition made us the nation’s largest baker of fresh baked bread and sweet goods in terms of net sales.

      In January 1998, we acquired the assets of J.J. Nissen Baking Companies, a Maine-based baker and distributor of fresh bread primarily in New England. In August 1998, we acquired Drake’s Baking Company. Drake’s sells snack cakes throughout the northeastern U.S. under its well known brand names, Devil Dogs, Ring Dings, Yodels and Yankee Doodles. In October 1998, we acquired the My Bread Baking Co. operation in New Bedford, Massachusetts from The Earthgrains Company.

      Our acquisitions throughout the years have allowed us to increase scale, expand our product and brand portfolio and broaden our geographic presence.

Our Competitive Strengths

      Premium Portfolio of National Brands. We believe that our national brand name products are among the most established and well known in the baking industry. For example, according to a national survey conducted in November 2000, the unaided awareness of the Hostess brand among snack cake purchasers was 80%, the highest of all snack cake brands. Our brands generally enable us to command a price premium over our competitors’ brands and provide platforms from which we launch product line and geographic extensions. In addition, we believe that as retailers further expand their national presence and centralize their purchasing functions, our national brand portfolio will become more attractive to them.

      Established National Distribution. We believe that our nationwide distribution system secures us a preferred position with national mass merchandisers and national and regional supermarket and convenience store chains. We deliver our fresh baked bread and sweet goods to our customers from our more than 1,100 distribution centers by more than 9,500 delivery routes. We are one of only a few fresh baked bread and sweet goods producers with a national DSD system, which allows us to provide responsive individualized service to our national and regional customers. Our DSD system helps us manage shelf space effectively and execute in-store promotions and new product introductions efficiently.

      Efficiencies through Scale. We are the largest baker and distributor of fresh baked bread and sweet goods in the U.S., based on industry sales data published in June 2001. Our large scale allows us to reduce cost per unit by increasing production volumes through longer product runs and by transporting fuller loads. Our scale also affords us lower costs and increased efficiencies in our purchasing, marketing, advertising and technology functions.

      Extended Shelf Life Program. In March 2001, we began the selective introduction of our ESL program, designed to enhance taste, quality and freshness and to extend the shelf life of our products. We currently use the ESL program to produce most of our products and plan to complete nationwide roll-out by the end of fiscal 2002. The ESL program has generally doubled the shelf life and improved the overall quality of our products. It has also increased customer sell-through percentages of our products, reducing our production volume and cost per dollar of sales. Our ESL program has enabled us to increase route productivity by reducing restocking frequency for our lower volume customers and decrease the number of our distribution routes by approximately 10%. Through our ESL program, we have improved customer service by more effectively maintaining fully stocked shelves and reducing out-of-stocks. To support this program, we have enhanced our product merchandising and displays.

      Strong, Experienced Management Team. Our executive management team members have an average of over 25 years in the baking industry and are committed to achieving superior performance. Our management team has successfully grown our company to be a leader in the baking industry. Day-to-day management of our decentralized operations is conducted by our experienced regional and local management.

Our Growth Strategy

      Our objective is to build on our leadership position in the U.S. fresh baked bread and sweet goods industry. We plan to leverage our powerful brands, efficient operations and national presence to drive earnings growth and build shareholder value through the following key initiatives:

      Grow Sales by Leveraging Strong Brand Portfolio. We have built a premium portfolio of leading brands, including Wonder, Home Pride, Hostess, Dolly Madison and Drake’s, and the leading market position based on dollar sales in the U.S. fresh baked bread and sweet goods industry. Our strategy is to align our product offerings with changing consumer preferences and to support our brands with targeted regional and national advertising campaigns. We believe that our brand-building strategy will further strengthen our leadership position in the industry.

      Introduce Product Line Extensions. We believe the success and name recognition of our national and regional brands provide us with the ability to introduce product line extensions. For example, in fiscal 2002, we introduced new Home Pride bread varieties, including Honey Wheat Berry, Potato, Buttermilk and Stone Ground Wheat, in markets throughout the U.S. to complement our already popular Home Pride White and Wheat breads. We also introduced Hostess Coconut Cakes nationwide in January 2002. We will continue to seek product line extensions to enhance and extend our product portfolio, generate additional growth and gain market share.

      Realize Cost Savings from Bakery Rationalization. We seek to increase productivity and reduce costs by consolidating and modernizing production at existing and new facilities. Over the past five years, we have invested more than $180 million in these efforts, reducing our fixed cost base and creating larger, more efficient and more productive bakeries. We expect to continue to invest in making our operations more efficient, and we believe that the cost savings associated with our future investments will further enhance our cash flow and profitability.

      Grow through Strategic Acquisitions. Throughout our history, we have acquired and successfully integrated bakeries and baking businesses. We plan to continue our acquisition strategy of selectively pursuing acquisitions that enhance our premium portfolio of brands and national distribution network, provide operational synergies and meet our financial criteria.

Competition

      We face intense competition in all of our markets from large national bakeries, smaller regional operators, small retail bakeries, supermarket chains with their own bakeries, grocery stores with their own in-store bakery departments or private label products and diversified food companies. Competition is based on product quality, price, brand recognition and loyalty, effective promotional activities, access to retail outlets and sufficient shelf space and the ability to identify and satisfy consumer preferences. Customer service, including responsiveness to delivery needs and maintenance of fully stocked shelves, is also an important competitive factor and is central to the competition for retail shelf space. Sara Lee Corporation, George Weston Limited, Flowers Foods, Inc. and Grupo Bimbo, S.A. are our largest fresh baked bread competitors, each marketing bread products under various brand names. George Weston Limited, Grupo Bimbo, S.A., McKee Foods Corporation and Tasty Baking Company are our largest competitors with respect to fresh baked sweet goods. In addition, fresh baked sweet goods also compete with other sweet snack foods like cookies and candies. From time to time, we experience price pressure in certain of our markets as a result of competitors’ promotional pricing practices. However, we believe that our geographic diversity helps to limit the effect of regional competition.

Marketing and Distribution

      The majority of our bread is sold through mass merchandisers and supermarkets, while our sweet goods are sold principally through mass merchandisers, supermarkets and convenience stores. Sweet goods sales tend to be somewhat seasonal, with an historically weak winter period, which we believe is attributable to altered consumption patterns during the holiday season. Sales of buns, rolls and shortcake products are historically higher in the spring and early summer months.

      We distribute our products in markets representing over 90% of U.S. supermarket volume, with our strongest presence (as measured by net sales, market share and number of facilities) in southern California, the Pacific northwest, the upper midwest, the northeast, the mountain states, the middle Atlantic states and Florida. Our plants and distribution centers across the U.S. are located close to the major marketplaces enabling efficient delivery and superior customer service. We do not keep a backlog of inventory, as our fresh bakery products are promptly distributed to our customers after being produced.

      We deliver our fresh baked bread and sweet goods from our network of 62 bakeries to our more than 1,100 distribution centers. Our sales force then delivers primarily to mass merchandisers, supermarkets and convenience stores on its more than 9,500 delivery routes. We are one of only a few fresh baked bread and sweet goods producers with a national DSD system that enables us to provide frequent and individualized service to our national and regional customers. Our DSD system allows us to effectively manage shelf space and efficiently execute in-store promotions and new product introductions. Our sales force picks up dated products and delivers them to our approximately 1,375 thrift stores for retail sale or other disposition. Thrift store sales typically represent approximately 12% of our net sales.

Customers

      Our customer base includes leading national mass merchandisers, as well as national and regional supermarket and convenience store chains. Our top ten customers for 2001, listed alphabetically, were Ahold USA, Inc., Albertsons, Inc., Costco Wholesale Corporation, The Food Lion operation of Delhaize “LeLion”, The Kroger Co., Publix Super Markets, Inc., Safeway, Inc., 7-Eleven, Inc., Wal-Mart Stores, Inc., and its Sam’s Club division, and Winn-Dixie Stores, Inc. These customers accounted for approximately 26% of our net sales in fiscal 2001. No single customer accounts for more than 10% of our net sales.

Purchasing

      Most ingredients in our products, principally flour, sugar and edible oils, are readily available from numerous sources. We are currently dependent on a sole supplier for an ingredient we use to produce fresh bread products under our ESL program. We do not have a long term supply contract with this supplier. We are in the process of identifying alternative sources to produce this ingredient as well as alternative ingredients that could produce the same results for our ESL program. Prices for our raw materials are dependent on a number of factors including the weather, crop production, transportation and processing costs, government regulation and policies, and worldwide market supply of, and demand for, such commodities. Generally, we attempt to lock in prices for raw materials through forward purchase and commodity futures contracts, generally not longer than one year in duration. Although we believe that we are able to utilize our central purchasing function to obtain competitive prices, the inherent volatility of commodity prices occasionally exposes us to fluctuating costs. We attempt to recover the majority of our commodity cost increases by increasing prices, switching to a higher margin product mix or obtaining additional operating efficiencies.

Facilities

      We own (unless otherwise noted) and operate bakeries in the following locations:

Wonder
Anchorage, Alaska
Pomona, California
Sacramento, California
Tampa, Florida
Hodgkins, Illinois
Waterloo, Iowa
Kansas City, Missouri
Jamaica, New York
Akron, Ohio
Columbus, Ohio
Defiance, Ohio
Toledo, Ohio
Salt Lake City, Utah
Tacoma, Washington

Bagels
Milwaukee, Wisconsin

Hostess
Los Angeles, California
Schiller Park, Illinois
Seattle, Washington

Wonder/ Hostess
San Francisco, California
Denver, Colorado
Indianapolis, Indiana
Davenport, Iowa
St. Louis, Missouri
Buffalo, New York
Tulsa, Oklahoma
Philadelphia, Pennsylvania
Memphis, Tennessee
Ogden, Utah	J.J. Nissen/ Wonder/ Hostess
Biddeford, Maine

Butternut
Decatur, Illinois
Peoria, Illinois
Grand Rapids, Michigan
Boonville, Missouri
Springfield, Missouri
Cincinnati, Ohio

Merita
Birmingham, Alabama
Jacksonville, Florida
Orlando, Florida
Charlotte, North
  Carolina
Rocky Mount, North
  Carolina
Florence, South Carolina
Knoxville, Tennessee

Dolly Madison
Columbus, Georgia
Columbus, Indiana
Emporia, Kansas
Los Angeles, California

Drake’s
Wayne, New Jersey

Millbrook
Glendale, California
Los Angeles, California
San Diego, California	Cotton’s Holsum
Alexandria, Louisiana
Monroe, Louisiana

Parisian
San Francisco, California

Sunbeam
New Bedford, Massachusetts

Mrs. Cubbison’s
Montebello, California (leased)

Sweetheart
Billings, Montana

Holsum
Miami, Florida

DiCarlo
San Pedro, California

Columbo
Castroville, California (leased)
Oakland, California
Sacramento, California

Eddy’s
Boise, Idaho

      In addition to our bakeries, we operate more than 1,100 distribution centers and more than approximately 1,375 thrift stores in locations throughout the U.S. The majority of our thrift stores and distribution centers are leased.

      Over the past few years, we have been able to realize operating synergies through consolidation of redundant bakeries and construction of new bakeries. In fiscal 1999, we consolidated four bakeries in New England into a new bakery in Biddeford, Maine. In fiscal 2000, we consolidated three bakeries in the Pacific northwest into a new bakery in Tacoma, Washington. During the past five years, we closed four other redundant bakeries, completed a major addition to our Rocky Mount, North Carolina bakery, constructed a new bakery near Toledo, Ohio, and replaced aging bakeries in Kansas City, Missouri, and

Knoxville, Tennessee. In fiscal 2002, we started work on a new bakery near Las Vegas, Nevada, as well as major upgrades to our existing bakeries in Orlando, Florida, Tulsa, Oklahoma, and Birmingham, Alabama.

      These projects have allowed us to achieve production cost savings, improve product quality and resolve capacity constraint issues. We expect to continue to make capital expenditures to reduce operating costs and improve productivity.

Intellectual Property

      Our trademark portfolio is of material importance to our business. We protect these rights by registration or otherwise in the U.S. We have from time to time granted various parties exclusive or non-exclusive licenses to use one or more of our trademarks in particular locations. We do not believe that these licensing arrangements have had a material effect on the conduct of our business or operating results.

      Some of our products are sold under brands that we have licensed from others on terms that are generally renewable at our discretion. These licensed brands include Cotton’s Holsum, Holsum, Marie Callender’s, Pillsbury, Roman Meal, Sunbeam and Sun-Maid.

      We generally have not registered our trademarks in jurisdictions outside the U.S. A number of our brand names are owned, and products are produced and sold under these brand names, by third parties outside the U.S.

      We own a number of patents; however, no one patent or group of related patents is material to us. We also have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered. We enter into confidentiality agreements with employees and third parties to protect our proprietary rights, such as formulas and processes used in producing our products.

Government Regulation; Environmental Matters

      Our operations are subject to regulation by various federal, state and local government entities and agencies. As a baker of fresh baked bread and sweet goods, our operations are subject to stringent quality and labeling standards, including the Federal Food and Drug Act. Our bakery operations and our delivery fleet are subject to various federal, state and local environmental laws and workplace regulations, including the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act and the Clean Water Act. Future compliance with or violation of such regulations, and future regulation by various federal, state and local government entities and agencies, which could become more stringent, may have a material adverse effect on our operations and financial results. We could also be subject to litigation arising out of such governmental regulations that could have a material adverse effect on our operations and financial results. We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in substantial compliance with such applicable laws and regulations.

      We have underground storage tanks at various locations throughout the U.S. which are subject to federal and state regulations establishing minimum standards for these tanks and where necessary, remediation of associated contamination. We are presently in the process of remediating any contaminated sites. In addition, the EPA has made inquiries into the refrigerant handling practices of companies in our industry. One of these companies entered into a negotiated settlement with the EPA and made a substantial settlement payment. We have received a request for information from the EPA relating to our handling of regulated refrigerants, which we use in equipment in our bakeries for a number of purposes, including to cool our dough during the production process. In January 2002, the EPA offered a partnership program to members of the baking industry pursuant to which individual companies can elect to participate. Because we had previously received a request for information from the EPA, we were excluded from the program. We believe we should be allowed to participate in, and receive the benefits of, the program, and we plan to pursue this issue with the EPA. The EPA has not assessed any fines relating to our practices to date; however, the EPA may do so in the future. If the EPA were to assess a fine against us in connection with our handling of these regulated refrigerants, we would vigorously challenge any such assessment. We have also received notices from the EPA, state agencies, and/or private parties seeking contribution, that we have been identified as a PRP under CERCLA arising out of the alleged disposal of hazardous substances at certain disposal sites on properties owned or controlled by others. Because liability under CERCLA may be imposed retroactively without regard to fault, we may be required to share in the cleanup cost with respect to four “Superfund” sites. Our ultimate liability in connection with these sites may depend on many factors including the volume and types of materials contributed to the site, the number of other PRPs and their financial viability and the remediation methods and technology to be used.

      While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of our management, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities, should not be material to our overall financial position, but could be material to results of operations or cash flows for a particular quarter or annual period.

Litigation

      We are not a party to any material legal proceedings. We are, however, involved in routine claims and legal actions that arise in the ordinary course of business. Our management intends to vigorously defend these claims and believes that the ultimate disposition of these matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

      We employ more than 35,000 people, approximately 80% of whom are covered by one of approximately 575 union contracts. Most of our employees are members of either the International Brotherhood of Teamsters or the Bakery, Confectionery, Tobacco Workers & Grain Millers International Union. Our union contracts are typically renegotiated once every three to five years. We believe that we have good relations with our employees.

MANAGEMENT

Executive Officers and Directors

      The following table provides information about our executive officers and directors at April 25, 2002:

Name	Age	Position

Charles A. Sullivan	66	Chairman of the Board and Chief Executive Officer
Michael D. Kafoure	53	President and Chief Operating Officer
Frank W. Coffey	59	Senior Vice President and Chief Financial Officer
Ray Sandy Sutton	64	Vice President, Corporate Secretary and General Counsel
Brian E. Stevenson	47	Senior Vice President and Director of Purchasing of Interstate Brands Corporation and Interstate Brands West Corporation
Mark D. Dirkes	55	Senior Vice President and Director of Corporate Marketing of Interstate Brands Corporation and Interstate Brands West Corporation
John F. McKenny	51	Vice President and Corporate Controller
Paul E. Yarick	63	Vice President and Treasurer
Michael J. Anderson	50	Director
G. Kenneth Baum	71	Director
Leo Benatar	72	Director
E. Garrett Bewkes, Jr.	74	Director
Robert B. Calhoun	59	Director
James R. Elsesser	57	Director
Frank E. Horton	62	Director
Richard L. Metrick	60	Director

      Mr. Sullivan has served as our Chief Executive Officer since March 1989, our director since 1989 and the Chairman of our board of directors since May 1991. Mr. Sullivan became associated with us in 1988 after our acquisition of 10 bakeries from American Baking Company, of which Mr. Sullivan was serving as President since 1986. He joined American Baking in 1982 as Senior Vice President and was President of its Merita Division. Previously, Mr. Sullivan was President of Canada Dry-New England for three years, and from 1970 through 1979 he was the President of Seven-Up, a division of Westinghouse Electric. Mr. Sullivan serves as a director of The Andersons, Inc. and UMB Bank, n.a.

      Mr. Kafoure has served as our President and Chief Operating Officer since September 1995. Prior to his promotion, he served as Senior Vice President of our Western Division-Northwest Region from July 1995 to September 1995. Mr. Kafoure was the President and Chief Operating Officer of Merico, Inc., a subsidiary of Campbell Taggart, before joining our company. While at Campbell Taggart, he also held the positions of President and Chief Operating Officer of its U.S. Bakery Division.

      Mr. Coffey has served as our Senior Vice President and Chief Financial Officer since May 1999. He was Vice President of Corporate Development from January 1999 to May 1999. In 1994, Mr. Coffey became President and a co-owner of My Bread Baking Company, where he served until we acquired the company in 1998. Previously, he was the Executive Vice President and Chief Operating Officer of Quality Bakers of America, and from 1985 to 1991 was President of Stroehmann Bakeries, Inc.

      Mr. Sutton has served as our Vice President and General Counsel since 1977 and as our Corporate Secretary since 1985. Mr. Sutton joined our company in 1971 as Assistant Legal Director and served as our Legal Director from 1976 to 1977. Prior to joining us, Mr. Sutton served with a number of Kansas City-based law firms.

      Mr. Stevenson has been the Senior Vice President and the Director of Purchasing of Interstate Brands since September 1997. He served as Director of Marketing and Director of Business Development, Mexico, for Farmland Grain, a division of Farmland Industries, from August 1996 to September 1997. He has more than 20 years experience in the domestic and international grain business. Previously, he was with Tradigrain, Inc., a Farmland Industries subsidiary, for 16 years where he held various positions, including Vice President, Senior Trader.

      Mr. Dirkes has served as the Senior Vice President and the Director of Corporate Marketing of our operating subsidiary, Interstate Brands Corporation, since September 1995. He served as the Vice President of Corporate Marketing — Subsidiary Divisions from September 1988 until September 1995 and as Director of Marketing — Merita and Subsidiary Divisions from July 1988, when he joined us, until September 1988. Mr. Dirkes has an extensive baking industry background with experience in both marketing and finance. Most recently, Mr. Dirkes held positions at Continental Baking including Director of Financial Planning, Product Manager of Home Pride Bread and Senior Product Manager of Hostess Cake.

      Mr. McKenny has been our Vice President since 1987 and our Corporate Controller since 1981.

      Mr. Yarick has been our Vice President and Treasurer since 1978. He served as Controller from 1973 to 1981.

      Mr. Anderson became a Director in 1998 and is a member of the Audit Committee of our board of directors. Mr. Anderson has been President and Chief Executive Officer of The Andersons, Inc. since 1999 and served as President and Chief Operating Officer of The Andersons, Inc. from 1996 to 1998. He was Vice President and General Manager of the Retail Group of The Andersons, Inc. from 1994 to 1996. Mr. Anderson is a director of The Andersons, Inc. and Fifth Third BancCorp of Northwest Ohio.

      Mr. Baum became a Director in 1988 and is a member of the Compensation Committee of our board of directors. He has been Chairman of the Board of George K. Baum Group, Inc. since 1994. Mr. Baum is a director of H&R Block, Inc.

      Mr. Benatar became a Director in 1991 and is a member of the Audit Committee of our board of directors. He has served as Associated Consultant for A.T. Kearney, Inc. and Principal for Benatar & Associates since 1996. He was Chairman of the Board of Engraph, Inc. (a subsidiary of Sonoco Products Company) and Senior Vice President of Sonoco Products Company from October 1993 until May 1996. Mr. Benatar is a director of Mohawk Industries, Inc., PAXAR Corporation, and Aaron Rents, Inc., and he was Chairman and a Director of the Federal Reserve Bank of Atlanta until January 1996.

      Mr. Bewkes, Jr. became a Director in 1991 and is a member of the Audit and Compensation Committees of our board of directors. He has served as Consultant and Chairman for a number of UBS Warburg PaineWebber, UBS and PaineWebber mutual funds since 1988 and was formerly Chairman of American Bakeries Company.

      Mr. Calhoun became a Director in 1991. He has been Managing Director of Monitor Clipper Partners since April 1997 and has served as Chief Executive Officer of The Clipper Group, L.P., since January 1991. Mr. Calhoun is a director of Avondale Mills, Inc.

      Mr. Elsesser became a Director in 1995. Mr. Elsesser retired in February 2002 after serving as Vice President and Chief Financial Officer of Ralston Purina Company since 1985.

      Dr. Horton became a Director in 1992 and is member of the Audit and Compensation Committees of our board of directors. Dr. Horton has been the Principal Associate at Horton & Associates, consultants in higher education, located in Denver, Colorado, since 1999. He was Interim President of Southern Illinois University from February 2000 to October 2000 and President of the University of Toledo from 1989 to February 2000. Dr. Horton is a director of GAC Chemical Corporation.

      Mr. Metrick became a Director in 2000. He has served as the Senior Managing Director in the Investment Banking Department of Bear Stearns & Co., Inc. since 1989.

      All executive officers hold office at the discretion of the board of directors. No officer has an employment agreement except Mr. Sullivan. Our board of directors has begun a search for a candidate to succeed Mr. Sullivan, upon his retirement. We anticipate that Mr. Sullivan will continue to serve as Chairman for a transitional period following the appointment of his successor as chief executive officer.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of the 43,567,438 shares of our common stock outstanding as of April 25, 2002, by (i) each person known to us to be the beneficial owner of 5% or more of our common stock, (ii) the selling stockholder, (iii) each director of Interstate Bakeries Corporation, (iv) our chief executive officer and each of the next four most highly compensated executive officers and (v) all our directors and executive officers. All information is taken from or based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to us.

			Shares of
	Shares of Common Stock		Common	Shares of Common
	Beneficially Owned		Stock Being	Stock to be Owned
	Prior to This Offering		Offered	After This Offering(1)

	Number	Percentage(%)	Number	Number	Percentage(%)

Tower Holding Company, Inc.(2)	7,500,000	17.21%	6,818,182	681,818	1.57%
Private Capital Management, Inc.(3)	5,684,505	13.05	—	5,684,505	13.05
Barclays Global Investors N.A.(4)	3,245,341	7.45	—	3,245,341	7.45
Charles A. Sullivan (5)(6)	766,939	1.74	—	766,939	1.74
Michael D. Kafoure(5)	473,034	1.07	—	473,034	1.07
Frank W. Coffey(5)	102,834	*	—	102,834	*
Ray Sandy Sutton(5)	128,584	*	—	128,584	*
Brian E. Stevenson(5)	92,339	*	—	92,339	*
Michael J. Anderson(7)	40,550	*	—	40,550	*
G. Kenneth Baum(8)	200,812	*	—	200,812	*
Leo Benatar(7)	87,410	*	—	87,410	*
E. Garrett Bewkes, Jr.(7)	101,810	*	—	101,810	*
Robert B. Calhoun, Jr.(7)	82,732	*	—	82,732	*
James R. Elsesser(7)	89,100	*	—	89,100	*
Frank E. Horton(7)	56,000	*	—	56,000	*
Richard L. Metrick(7)	30,000	*	—	30,000	*
All directors and executive officers as a group (16 persons)(9)	2,553,275	5.61%	—	2,553,275	5.61%

*	Indicates less than 1%

(1)	Amounts represented assume that the underwriters’ over-allotment option has not been exercised and assume no other changes.

(2)	Based on information reported by Tower in Amendment No. 17 to its Schedule 13D, filed with the SEC on April 26, 2002. The mailing address of Tower is c/o Nestlé Purina PetCare Company, Checkerboard Square, St. Louis, Missouri 63164.

(3)	Based on information reported by Private Capital Management, Inc. in its amendment to Schedule 13G filed with the SEC on February 19, 2002. The address for Private Capital Management, Inc. is 8889 Pelican Bay Blvd., Suite 500, Naples, Florida 34108.

(4)	Based on information reported by Barclays Global Investors N.A., et al. in its Schedule 13G filed with the SEC on February 14, 2002. The address for Barclays Global Investors N.A. is 45 Fremont Street, San Francisco, California 94105.

(5)	Of the shares indicated, 212,334 shares (Mr. Sullivan), 461,740 shares (Mr. Kafoure), 78,334 shares (Mr. Coffey), 128,335 shares (Mr. Sutton) and 78,334 shares (Mr. Stevenson) are attributable to currently exercisable employee stock options or employee stock options exercisable within 60 days.

(6)	Of the shares indicated, 212,636 shares are vested under the deferred share award granted September 23, 1997, under our 1996 Stock Incentive Plan. All of such shares are currently vested,

and will be issued to Mr. Sullivan on the first day of the fiscal year following the fiscal year in which his employment terminates.

(7)	Of the shares indicated, 40,000 shares (Mr. Anderson), 80,000 shares (Mr. Benatar), 80,000 shares (Mr. Bewkes), 80,000 shares (Mr. Calhoun), 80,000 shares (Mr. Elsesser), 50,000 shares (Dr. Horton) and 20,000 shares (Mr. Metrick) are attributable to currently exercisable director stock options or director stock options exercisable within 60 days.

(8)	Mr. Baum is a director and Chairman of the Board of George K. Baum Group, Inc. Mr. Baum is also the majority stockholder of George K. Baum Group, Inc. Of the 200,812 shares indicated, 80,000 are attributable to currently exercisable stock options and 72,358 of such shares are held by George K. Baum Group, Inc. Mr. Baum may be deemed to beneficially own all 72,358 shares of the common stock held by George K. Baum Group, Inc.

(9)	Of the shares indicated, 1,730,501 shares are attributable to currently exercisable stock options or stock options exercisable within 60 days and 212,636 shares are fully vested under a deferred share award.

      In 1995, we acquired Continental Baking Company from Ralston Purina Company (now known as Nestlé Purina PetCare Company), for cash and shares of our common stock. In connection with the acquisition, we entered into a shareholder agreement with Nestlé Purina and Tower which, among other things, requires us to register certain shares of our common stock held by Tower upon its request, gives us the right to purchase all of the shares of our common stock held by Nestlé Purina and its affiliates commencing August 1, 2005, gives us a right of first offer on any sale of shares of our common stock by Nestlé Purina and its affiliates and restricts Nestlé Purina and its affiliates from transferring or purchasing additional shares of our common stock.

      As of the date of this prospectus, Tower owns 7,500,000 shares of our common stock. On April 1, 2002, we entered into a letter agreement with Nestlé Purina and Tower to purchase 7,348,154 shares of our common stock from Tower at a price of $21.50 per share, for a total purchase price of approximately $158 million. This purchase was completed on April 25, 2002. Tower also exercised its demand registration right pursuant to the shareholder agreement. We have waived our right of first offer to permit Tower to sell shares of our common stock in this offering. As a result, we are registering under the registration statement of which this prospectus is a part 7,500,000 shares of our common stock for sale by Tower. After the completion of this offering, and assuming the underwriters’ over-allotment option is not exercised, Tower will own 681,818 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

Preferred Stock

      Under our restated certificate of incorporation, we may issue, in one or more series, up to 1,000,000 shares of preferred stock, $.01 par value, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as our board of directors may authorize. We may issue preferred stock without the approval of our stockholders, including any holders of then outstanding preferred stock. To date, no preferred stock has been issued. Rights to purchase Series A preferred stock have been distributed to holders of our common stock under a rights agreement. See “— Anti-Takeover Provisions.”

Common Stock

      Under our restated certificate of incorporation, we are authorized to issue up to 120,000,000 shares of common stock. On April 25, 2002, we had outstanding 43,567,438 shares of common stock following our purchase of 7,348,154 shares of our common stock from Tower, employee stock options to purchase an aggregate of 7,431,713 shares of common stock (of which options to purchase an aggregate of 5,228,459 shares of common stock were currently exercisable) and 212,636 shares that are fully vested under a deferred share award.

      Subject to the rights of the holders of any outstanding shares of our preferred stock, holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends.

      Each holder of common stock is entitled to one vote for each share held on all matters voted upon by our stockholders, including the election of directors. The common stock does not have cumulative voting rights. Election of directors is decided by the holders of a plurality of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.

      The outstanding shares of our common stock are fully paid and non-assessable. Our common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to it.

      Our common stock is listed on the New York Stock Exchange under the symbol “IBC.” Our transfer agent and registrar is UMB Bank, n.a., 928 Grand Avenue, Kansas City, Missouri 64106.

Anti-Takeover Provisions

      Restated Certificate of Incorporation and Delaware Law. Our restated certificate of incorporation requires that any business combination, as defined in the restated certificate, with a stockholder who beneficially owns 5% or more of our outstanding voting stock be approved by the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock held by stockholders other than the 5% stockholder. This majority voting requirement will not apply to a business combination with a 5% stockholder if the business combination is a merger or consolidation and either (i) the consideration to be received per share by holders of our common stock in the business combination is not less than the highest per-share price paid by the 5% stockholder in acquiring any of its holdings of our common stock or (ii) a majority of the disinterested directors approves the business combination. In addition, Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, each as defined in the relevant statute, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. Our restated certificate of incorporation also provides for a classified board of directors with staggered three year terms, which may increase the difficulty of removing all of the incumbent directors at one time. These provisions may discourage an attempted takeover by a proxy contest or other means. Other provisions of our restated certificate of incorporation, including removal of directors only for cause and prohibiting action by stockholders by written consent, could have similar effects.

      Rights Agreement. Rights to purchase the Series A preferred stock have been distributed to holders of our common stock under a rights agreement between us and UMB, n.a.. A maximum of 120,000 shares of Series A preferred stock is currently authorized for issuance upon exercise of these rights. The rights agreement provides that attached to each share of common stock is one right that, when exercisable, entitles the holder of the right to purchase one one-thousandth of a share of Series A preferred stock at a purchase price of $80, subject to adjustment. In certain events (including when a person or group becomes the owner of 15% or more of our common stock or a merger or other transaction with an entity controlled by an acquiring person or group), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to receive shares of our common stock or of the common stock of a surviving corporation, or cash, property or other securities, with a market value equal to twice the rights purchase price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire us. After the time that the rights become exercisable, our board of directors, under certain circumstances, may redeem the rights for a share of common stock or the preferred stock equivalent. The rights, which expire on May 25, 2010, may be redeemed at a price of $.001 per right at any time until the tenth day following an announcement that an individual, corporation or other entity has acquired 15% or more of our outstanding common stock, except as otherwise provided in the rights agreement. The rights agreement may have certain antitakeover effects.

      This section is a summary and may not describe every aspect of our capital stock that may be important to you. We urge you to read our restated certificate of incorporation, bylaws and the rights agreement, because they, and not this description, define your rights as a holder of our capital stock. We have filed our restated certificate of incorporation, bylaws and the rights agreement with the SEC. See “Where You Can Find More Information” on page 41 for information on how to obtain copies of these documents.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PERSONS

      The following is a general discussion of certain U.S. federal income and estate tax consequences of your ownership and disposition of our common stock if you, for U.S. federal income tax purposes, are not a U.S. person as we define that term below. We assume in this discussion that you will hold our common stock sold pursuant to this offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, if for example, you are a partner who owns our common stock through a partnership, a dealer in securities, a financial institution, a bank, an insurance company, a tax-exempt organization or a U.S. expatriate. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, which has elected to continue to be treated as a U.S. person.

Dividends

      If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a non-taxable return of capital that is applied against and reduces your adjusted tax basis in our common stock, and then will constitute gain from the disposition of such shares (See “Gain on Disposition”). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at the rate of 30% or at a lower rate if you are able to claim a reduced rate of withholding under an applicable income tax treaty. If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. If you are a corporation, under certain circumstances, you may be subject to an additional branch profits tax.

      In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., you must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

      You generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain if effectively connected with your conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by you;

•	you are a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation”, or a “USRPHC”, for U.S. federal income tax purposes at any time during the 5-year period ending on the date you dispose of our common stock.

      We believe that we are not currently and will not become a USRPHC. However, the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets which cannot be known with certainty, and there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as a U.S. real property interest to you only if you hold directly and by attribution more than 5 percent of such regularly traded common stock.

      Unless an applicable treaty provides otherwise, gain described in the first or third bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, if you are a corporation, under certain circumstances, an additional branch profits tax, but will generally not be subject to withholding. Gains described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses.

U.S. Federal Estate Taxes

      If you are an individual who owns or is treated as owning our common stock at your time of death, our common stock will be included in your estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      Under U.S. Treasury regulations, we must report annually to the IRS and to you the amount of dividends paid to you and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      Backup withholding (currently imposed at a rate of 30% and subject to reduction) generally will not apply to dividends made by us or our paying agents, in their capacities as such, to you if you have provided your taxpayer identification number or the required certification that you are not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

      Payments of the proceeds from a disposition effected outside the U.S. by you made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership with certain connections to the U.S. or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. person and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition by you made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless you certify as to your non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability if certain required information is furnished to the IRS. You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

UNDERWRITING

      Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholder, Nestlé Purina and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares set forth opposite their names below.

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Prudential Securities Incorporated

Total	6,818,182

      The underwriters have agreed to purchase all of the shares sold under the terms of the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We, the selling stockholder and Nestlé Purina have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions, Discounts and Expenses

      The representatives have advised us and the selling stockholder that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

      The expenses of the offering, not including the underwriting discount, are estimated at $700,000, and are payable by us.

Over-allotment Option

      The selling stockholder has granted an option to the underwriters to purchase up to 681,818 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

      We and the selling stockholder have agreed, with exceptions, not to sell or transfer any shares of common stock for 90 days after the date of this prospectus without first obtaining the written consent of representatives of the underwriters. In addition, our executive officers and directors have agreed, with exceptions, not to sell or transfer any shares of common stock for 45 days after the date of this prospectus without first obtaining the written consent of representatives of the underwriters. Specifically, we and these other individuals or entities have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; and

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

      We may, however, (1) issue shares, or options to purchase shares, granted pursuant to our existing employee benefit plans, (2) issue shares pursuant to any employee stock purchase plan and (3) grant shares to retiring officers.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither we, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. J.P. Morgan Securities Inc. was the lead arranger and bookrunner for, and its affiliate, JPMorgan Chase Bank, was administrative agent under, our credit facility. Bank of America, N.A., an affiliate of Banc of America Securities LLC, was the syndication agent under our credit facility. J.P. Morgan Securities Inc. also advised us on our purchase of shares of common stock from Tower.

      In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Nestlé S.A. and its affiliates. Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated advised Nestlé S.A. in connection with our purchase of shares of common stock from Tower.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Certain matters will be passed upon for Tower by Cravath, Swaine & Moore, New York, New York.

EXPERTS

      The consolidated financial statements and the related financial statement schedule as of June 2, 2001 and June 3, 2000 and for each of the three fiscal years in the period ended June 2, 2001 included and incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended June 2, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov.

      We have filed a registration statement on Form S-3 under the Securities Act. This prospectus omits some of the information contained in the registration statement, and we refer you to the registration statement and the exhibits filed with the registration statement for further information about us and about the common stock being offered. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to, or incorporated by reference in, the registration statement are not necessarily complete, and we refer you to that document for more information.

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the completion of the offering.

•	Our Annual Report on Form 10-K for the year ended June 2, 2001.

•	Our Current Report on Form 8-K, filed on April 2, 2002.

•	Our Current Report on Form 8-K, filed on April 26, 2002.

•	Our Quarterly Report on Form 10-Q for the quarter ended August 25, 2001.

•	Our Quarterly Report on Form 10-Q for the quarter ended November 17, 2001.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 9, 2002.

•	Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended March 9, 2002, filed on April 19, 2002.

•	The description of the common stock contained in our Registration Statement on Form 8-A, filed on May 28, 1992.

•	The description of the preferred stock contained in our Registration Statement on Form 8-A, filed on May 16, 2000, for our preferred stock purchase rights.

      You may receive a copy of any of these filings, at no cost, by writing or calling the Investor Relations Department, Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111, telephone (816) 502-4000.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements:
Independent Auditors’ Report	F-2
Consolidated Balance Sheet as of June 2, 2001 and June 3, 2000	F-3
Consolidated Statement of Income for the 52 weeks ended June 2, 2001, the 53 weeks ended June 3, 2000, and the 52 weeks ended May 29, 1999	F-4
Consolidated Statement of Cash Flows for the 52 weeks ended June 2, 2001, the 53 weeks ended June 3, 2000, and the 52 weeks ended May 29, 1999	F-5
Consolidated Statement of Stockholders’ Equity for the 52 weeks ended June 2, 2001, the 53 weeks ended June 3, 2000, and the 52 weeks ended May 29, 1999	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Interim Consolidated Financial Statements:
Consolidated Balance Sheet as of March 9, 2002 and June 2, 2001	F-20
Consolidated Statement of Income for the 16 weeks ended March 9, 2002, the 16 weeks ended March 10, 2001, the 40 weeks ended March 9, 2002, and the 40 weeks ended March 10, 2001	F-21
Consolidated Statement of Cash Flows for the 40 weeks ended March 9, 2002, and the 40 weeks ended March 10, 2001	F-22
Notes to Consolidated Financial Statements	F-23

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Interstate Bakeries Corporation

      We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries (the “Company”) as of June 2, 2001 and June 3, 2000 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended June 2, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 2, 2001 and June 3, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 2, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

July 20, 2001

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED BALANCE SHEET

	(In thousands)
	June 2,	June 3,
	2001	2000

Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts of $4,069,000 ($4,638,000 in 2000)	$197,832	$204,660
Inventories	76,208	78,840
Other current assets	62,885	57,647

Total current assets	336,925	341,147

Property and equipment:
Land and buildings	418,928	397,923
Machinery and equipment	1,038,323	989,704

	1,457,251	1,387,627
Less accumulated depreciation	(582,941)	(501,549)

Net property and equipment	874,310	886,078

Intangibles	412,261	424,700

	$1,623,496	$1,651,925

Liabilities and Stockholders’ Equity
Current liabilities:
Long-term debt payable within one year	$29,063	$29,000
Accounts payable	123,872	123,461
Accrued expenses	194,473	177,996

Total current liabilities	347,408	330,457

Long-term debt	555,937	385,000
Other liabilities	184,854	212,981
Deferred income taxes	142,492	131,810

Total long-term liabilities	883,283	729,791

Stockholders’ equity:
Preferred stock, par value $.01 per share; authorized — 1,000,000 shares; issued — none	—	—
Common stock, par value $.01 per share; authorized — 120,000,000 shares; issued — 79,851,000 shares (79,837,000 in 2000)	799	798
Additional paid-in capital	551,963	551,819
Retained earnings	373,087	327,151
Treasury stock, at cost — 29,495,000 shares (13,948,000 in 2000)	(533,044)	(288,091)

Total stockholders’ equity	392,805	591,677

	$1,623,496	$1,651,925

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED STATEMENT OF INCOME

	(In thousands, except per share data)
	52 Weeks	53 Weeks	52 Weeks
	Ended June 2,	Ended June 3,	Ended May 29,
	2001	2000	1999

Net sales	$3,496,482	$3,522,929	$3,459,377

Cost of products sold	1,652,518	1,672,168	1,635,383
Selling, delivery and administrative expenses	1,585,962	1,568,759	1,489,472
Depreciation and amortization	110,899	111,604	110,045

	3,349,379	3,352,531	3,234,900

Operating income	147,103	170,398	224,477

Other income	(518)	(431)	(484)
Interest expense	47,086	27,809	23,113

	46,568	27,378	22,629

Income before income taxes	100,535	143,020	201,848
Provision for income taxes	39,410	53,632	75,693

Net income	$61,125	$89,388	$126,155

Earnings per share:
Basic	$1.13	$1.31	$1.76

Diluted	$1.13	$1.31	$1.74

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	(In thousands)
	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Cash flows from operating activities:
Net income	$61,125	$89,388	$126,155
Depreciation and amortization	110,899	111,604	110,045
Other	(11,006)	(15,416)	(4,270)
Change in operating assets and liabilities:
Accounts receivable	6,828	13,596	(10,813)
Inventories	2,632	(12,156)	2,860
Other current assets	(5,238)	8,271	3,863
Accounts payable and accrued expenses	16,972	(28,596)	(37,805)

Cash from operating activities	182,212	166,691	190,035

Cash flows from investing activities:
Acquisitions	—	(3,259)	(106,180)
Additions to property and equipment	(88,127)	(93,092)	(108,029)
Sale of assets	2,791	18,614	7,616
Other	(336)	(6,667)	(556)

Cash from investing activities	(85,672)	(84,404)	(207,149)

Cash flows from financing activities:
Reduction of long-term debt	(394,000)	(25,000)	(92,000)
Reduction of notes payable	(45,000)	—	—
Addition to long-term debt	—	45,000	200,000
Addition to notes payable	610,000	—	—
Common stock dividends paid	(15,189)	(19,044)	(20,066)
Stock option exercise proceeds	101	1,968	7,232
Acquisition of treasury stock	(244,953)	(85,211)	(77,167)
Other	(7,499)	—	(885)

Cash from financing activities	(96,540)	(82,287)	17,114

Change in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Beginning of period	—	—	—

End of period	$—	$—	$—

Cash payments made:
Interest	$46,962	$27,994	$24,632
Income taxes	23,368	46,427	58,616

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	(In thousands)

	Common Stock
	Issued				Treasury Stock

	Number		Additional		Number
	of	Par	Paid-In	Retained	of
	Shares	Value	Capital	Earnings	Shares	Cost

Balance May 30, 1998	79,126	$791	$539,359	$150,718	(6,382)	$(125,713)
Net income	—	—	—	126,155	—	—
Stock options exercised and related tax benefits	504	5	9,721	—	—	—
Dividends paid — $.28 per share	—	—	—	(20,066)	—	—
Treasury stock acquired	—	—	—	—	(3,030)	(77,167)

Balance May 29, 1999	79,630	796	549,080	256,807	(9,412)	(202,880)
Net income	—	—	—	89,388	—	—
Stock options exercised and related tax benefits	207	2	2,739	—	—	—
Dividends paid — $.28 per share	—	—	—	(19,044)	—	—
Treasury stock acquired	—	—	—	—	(4,536)	(85,211)

Balance June 3, 2000	79,837	798	551,819	327,151	(13,948)	(288,091)
Net income	—	—	—	61,125	—	—
Stock options exercised and related tax benefits	14	1	144	—	—	—
Dividends paid — $.28 per share	—	—	—	(15,189)	—	—
Treasury stock acquired	—	—	—	—	(15,547)	(244,953)

Balance June 2, 2001	79,851	$799	$551,963	$373,087	(29,495)	$(533,044)

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of Business and Significant Accounting Policies

      Description of business — Interstate Bakeries Corporation (the “Company”) is the largest baker and distributor of fresh bakery products in the United States.

      Fiscal year end — The Company has a 52-53 week year that ends on the Saturday closest to the last day of May.

      Principles of consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

      Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Inventories — Inventories are stated at the lower of cost or market. Specific invoiced costs are used with respect to ingredients and average costs are used for other inventory items.

      The components of inventories are as follows:

	(In thousands)
	June 2,	June 3,
	2001	2000

Ingredients and packaging	$46,846	$48,697
Finished goods	23,002	23,845
Other	6,360	6,298

	$76,208	$78,840

      Property and equipment — Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

      Depreciation expense was $96,516,000, $97,547,000 and $97,024,000 for fiscal 2001, 2000 and 1999, respectively. Interest cost capitalized as part of the construction cost of capital assets was $1,331,000, $1,200,000 and $3,084,000 in fiscal 2001, 2000 and 1999, respectively.

      Intangibles — Included in intangibles, which are being amortized using the straight-line method, are the following:

		(In thousands)
		June 2,	June 3,
	Life	2001	2000

Licenses and patents	9 years	$2,510	$2,510
Trademarks and tradenames	25-40 years	204,425	204,425
Excess of purchase cost over net assets acquired	40 years	314,699	314,699
Deferred financing cost and other-net	Term of agreements	14,393	13,521

		536,027	535,155
Accumulated amortization		(123,766)	(110,455)

		$412,261	$424,700

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-lived assets — Impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or disposal based upon a review of expected undiscounted cash flows. The Company currently expects the carrying amounts to be fully recoverable.

      Financial instruments — The Company uses financial instruments, principally commodity derivatives and interest rate swap agreements, to manage commodity prices and interest rate risk. All financial instruments are used solely for hedging purposes and are not issued or held for speculative reasons.

      The Company utilizes commodity hedging derivatives, generally futures and options on wheat, corn and soybean oil, to reduce its exposure to commodity price movements for future raw material needs. Gains or losses related to these hedging transactions are deferred and recorded to cost of products sold as the inventory produced from the related raw materials is sold.

      The Company has from time to time entered into interest rate swap agreements with major banks and institutional lenders to manage the balance of variable versus fixed-rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense.

      The Company is exposed to credit loss in the event of nonperformance by counterparties on commodity derivatives and interest rate swap agreements. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the probability of such loss is remote.

      Revenue recognition — The Company recognizes sales upon delivery of its products to the customer.

      Advertising and promotion costs — Advertising and promotion costs, through both national and regional media, are expensed in the year in which the costs are incurred.

      Earnings per share — Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the effect of all potential dilutive common shares, primarily stock options outstanding under the Company’s stock compensation plan. Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company’s earnings per share computations:

	(In thousands)
	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Basic weighted average common shares outstanding	54,110	68,156	71,662
Effect of dilutive stock compensation	186	200	821

Diluted weighted average common shares outstanding	54,296	68,356	72,483

      Diluted weighted average common shares outstanding exclude options on common stock of 5,506,000, 4,263,000 and 3,330,000 for fiscal 2001, 2000 and 1999, respectively, because their effect would have been antidilutive.

      Statement of cash flows — For purposes of the statement of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

      Reclassifications — Certain reclassifications have been made to the Company’s fiscal 2000 and 1999 consolidated financial statements to conform to the fiscal 2001 presentation.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      New accounting pronouncements — In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes new accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” and in June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — An Amendment of FASB Statement No. 133.”

      The new rules, which will be adopted by the Company in the first quarter of fiscal 2002, require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income (“OCI”), depending on whether the derivative is designated and is effective as a hedged transaction, and on the type of hedging transaction. Changes in the fair value of derivative instruments recorded to OCI are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective under the rules is recognized in current earnings. The transition adjustment to be recognized by the Company in fiscal 2002 for the adoption of these new rules is not material to the Company’s financial position or net income.

      Based upon the Company’s review of its commodity hedging transactions, these transactions will qualify for cash flow hedge accounting treatment under the new rules. While the Company believes that the implementation of these statements will not affect the overall economic hedging strategy of the Company, the new pronouncement may affect the timing of when gains and losses on hedging transactions are reported in net income of the Company.

      In May 2000, the Emerging Issues Task Force (“EITF”) of the FASB announced that it had reached a consensus on Issue No. 00-14, “Accounting for Certain Sales Incentives.” Issue No. 00-14 establishes requirements for the recognition and presentation in financial statements of sales incentives such as discounts, coupons and rebates. The consensus will be effective for the Company as of the first quarter of fiscal 2002. Based upon the Company’s review, it will have no impact on the Company’s financial position or net income but will require the Company to reclassify certain amounts, which are not material, between net sales and selling, delivery and administrative expenses for all periods presented.

      In September 2000, the EITF reached final consensus on Issue No. 00-10, “Accounting for Shipping and Handling Revenues and Costs.” The consensus establishes requirements for the classification and disclosure of shipping and handling costs incurred and those costs billed. Based upon a review of the consensus, the Company believes that no reclassifications to its consolidated statement of income are required. The Company includes shipping and handling costs in selling, delivery and administrative expenses and such costs amounted to approximately $776,797,000, $760,299,000 and $722,279,000 for fiscal 2001, 2000 and 1999, respectively.

      In April 2001, the EITF reached consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” This issue addresses the recognition, measurement and classification of certain costs incurred by a vendor to benefit the reseller of the vendor’s products such as slotting fees, cooperative advertising programs and reimbursement for lowered promotional prices. This consensus will require the Company to reclassify certain costs between net sales and selling, delivery and administrative expenses and will be adopted by the Company in the fourth quarter of fiscal 2002. The Company has not yet completed its analysis of Issue No. 00-25 but does not expect the implementation to impact net income of the Company.

      In June 2001, the FASB approved the issuance of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

combinations to be accounted for using the purchase method and provides guidance regarding the recognition of intangibles separate from goodwill in a purchase transaction. SFAS No. 142, which can be early adopted by the Company during the first quarter of fiscal 2002, eliminates the amortization of purchased goodwill and other intangibles with indefinite useful lives and provides guidance on the required testing of these assets for impairment. This impairment testing must be done at least annually or more frequently if an event occurs which indicates the intangible may be impaired.

      The Company has not completed its evaluation of the adoption of SFAS Nos. 141 and 142 but expects a favorable impact to net income due to the elimination of goodwill amortization. The Company plans to early adopt SFAS No. 142 during the first quarter of fiscal 2002.

2.     Acquisitions

      During fiscal 1999, the Company acquired the assets of the Drake baking operation in Wayne, New Jersey (“Drake’s”). Drake’s employed over 800 people, distributed cake product throughout the northeastern United States and had annual net sales of approximately $115 million.

      Also in fiscal 1999, the Company acquired the My Bread Baking Co. (“My Bread”) operation in New Bedford, Massachusetts, in exchange for its Grand Junction, Colorado, bakery and an additional cash payment. My Bread had annual net sales of approximately $37 million and employed over 400 people.

      These acquisitions were accounted for as purchases. In addition, the My Bread exchange included a noncash portion not reflected in investing activities on the statement of cash flows for fiscal 1999 amounting to $14,365,000.

      The pro forma impact as if these acquisitions had taken place at the beginning of the fiscal year prior to acquisition is not significant.

3.     Debt

      On July 19, 2001, subsequent to year end, the Company entered into a new $800,000,000 senior credit facilities agreement with a bank and institutional lender group, using the proceeds to repay all outstanding borrowings under the Company’s 364-day term loan and revolving credit facility. The new credit facilities include (1) a five-year term loan in the amount of $375,000,000, repayable in quarterly installments of 2.50% in year one and two, 3.75% in year three and four and 12.50% in the fifth year; (2) a six-year term loan in the amount of $125,000,000, repayable at .25% per quarter in the first five years and 23.75% for each quarter in the sixth year; and (3) a five-year $300,000,000 revolving credit facility, maturing in July 2006, which allows up to $150,000,000 for letters of credit. Maturities on these facilities aggregate $29,063,000 in fiscal 2002, $38,750,000 in fiscal 2003, $52,813,000 in fiscal 2004, $57,500,000 in fiscal 2005 and $155,938,000 in fiscal 2006. The facilities are secured by all accounts receivable and a majority of owned real property, intellectual property and equipment. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (“LIBOR”) plus from 1.25% to 2.50% (1.75% at closing) on the $375,000,000 term loan and the revolving credit facility and LIBOR plus from 2.25% to 2.75% (2.25% at closing) on the $125,000,000 term loan, depending upon the Company’s debt rating. The Company also pays a fee of between .38% and .50% (.38% at closing) on the unused portion of the revolving credit facility.

      In July 2001, the Company also entered into interest rate swap agreements to offset the variable rate characteristic of a portion of these new borrowings. Based upon the current debt rating of the Company, the interest rate swap agreements result in fixed interest rates on $400,000,000 from 5.74% to 6.81% with termination dates ranging from July 2002 to July 2004. Including the effect of these swap agreements, the weighted average interest rate on the $555,000,000 borrowed at the date of the debt closing was 6.17%. The Company believes these swap agreements qualify for cash flow hedge accounting treatment and

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

should be highly effective as defined by SFAS Nos. 133, 137 and 138 (see Note 1 regarding discussion of these statements).

      The senior credit facilities agreement contains covenants which, among other matters (1) limit the Company’s ability to incur indebtedness, merge, consolidate and acquire, dispose of or incur liens on assets; (2) require the Company to satisfy certain ratios related to net worth, interest coverage and leverage; and (3) limit aggregate payments of cash dividends on common stock and common stock repurchases to a total of $100,000,000 plus 50% of consolidated net income after fiscal 2001.

      At June 2, 2001 and June 3, 2000, the Company had the following debt outstanding:

	(In thousands)
	June 2,	June 3,
	2001	2000

Bank borrowings —
Notes payable	$565,000	$—
Revolving credit loans	20,000	185,000
6.43% Senior notes	—	200,000
10.00% Senior notes	—	29,000

	$585,000	$414,000

      The debt outstanding at June 2, 2001 has been classified in the consolidated financial statements in accordance with the terms of the July 19, 2001 refinancing.

      The weighted average interest rate on the outstanding bank borrowings was 5.61% and 6.51% at June 2, 2001 and June 3, 2000, respectively. In addition, the Company believes, based upon applicable terms, that the carrying value of all debt as of June 2, 2001 and June 3, 2000 approximates fair value, except the senior notes which had a fair value of $221,361,000 as of June 3, 2000.

4.     Commitments and Contingencies

      Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

Fiscal Years Ending	(In thousands)

2002	$69,514
2003	55,198
2004	40,335
2005	27,624
2006	17,185
Thereafter	23,403

$233,259

      Net rental expense under operating leases was $79,152,000, $74,475,000 and $67,568,000 for fiscal 2001, 2000 and 1999, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

      In July 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company’s San Francisco bakery. The trial court subsequently reduced these compensatory damages to approximately $5,800,000. In August 2000, the jury also awarded punitive damages totaling approximately $121,000,000. During October 2000, the trial court further reduced the compensatory damages to

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$3,000,000 and the punitive award to $24,300,000. In February 2001, the trial court also awarded $2,000,000 in attorneys’ fees to the plaintiffs. The Company is actively appealing all of the judgments awarded to the plaintiffs in the case, asking for either a new trial or a reduction or elimination of the damage awards, while the plaintiffs have cross-appealed the trial court’s reductions of damage awards. Based upon the opinion of outside counsel, although the Company feels its appeal presents strong arguments, no substantially certain outcome exists and it is not possible to estimate the amount of a probable loss, if any, to the Company at this time. The Company believes it has adequate reserves for the compensatory damages and legal fees awarded.

      The Company is subject to various other routine legal proceedings, environmental actions and matters in the ordinary course of business, some of which may be covered in whole or in part by insurance. In management’s opinion, none of these other matters will have a material adverse effect on the Company’s financial position, but could be material to net income or cash flows for a particular quarter or annual period.

5.     Income Taxes

      The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Statutory federal tax	35.0%	35.0%	35.0%
State income tax	2.1	2.6	2.2
Intangibles amortization	2.4	1.6	1.2
Other	(0.3)	(1.7)	(0.9)

	39.2%	37.5%	37.5%

      The components of the provision for income taxes are as follows:

	(In thousands)
	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Current:
Federal	$31,242	$41,283	$62,227
State	2,609	3,814	5,829

	33,851	45,097	68,056

Deferred:
Federal	4,527	5,963	6,702
State	1,032	2,572	935

	5,559	8,535	7,637

	$39,410	$53,632	$75,693

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

	(In thousands)
	June 2,	June 3,
	2001	2000

Deferred tax assets, net:
Payroll and benefits accruals	$21,727	$19,178
Self-insurance reserves	19,293	17,216
Other	9,337	8,840
Valuation allowance	—	—

	$50,357	$45,234

Deferred tax liabilities, net:
Property and equipment	$143,538	$141,330
Intangibles	53,492	53,569
Payroll and benefits accruals	(36,936)	(38,319)
Self-insurance reserves	(20,711)	(25,502)
Environmental accruals	(3,619)	(7,129)
Other	6,728	7,861

	$142,492	$131,810

6.     Employee Benefit Plans

      The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 2, 2001, 232,000 shares were authorized but not issued under this plan.

      The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $16,176,000, $16,355,000 and $16,268,000 for fiscal 2001, 2000 and 1999, respectively.

      The Company participates in numerous negotiated multi-employer pension plans covering employees participating by reason of union contracts. Expense for these plans was $118,333,000, $112,740,000 and $107,220,000 for fiscal 2001, 2000 and 1999, respectively.

      The Company also maintains a defined benefit pension plan to benefit certain union and nonunion employee groups, with participation generally resulting from business acquisitions.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the pension income for the defined benefit pension plan are as follows:

	(In thousands)
	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Service cost	$697	$957	$1,025
Interest cost	3,707	3,498	3,100
Expected return on plan assets	(5,596)	(4,471)	(3,784)
Amortization:
Unrecognized prior service cost	42	50	97
Unrecognized net gain	(1,917)	(361)	(462)

Net pension income	$(3,067)	$(327)	$(24)

      The aggregate changes in the Company’s accumulated benefit obligation (“ABO”) and plan assets, along with actuarial assumptions used, related to the defined benefit pension plan are as follows:

	(In thousands)
	June 2,	June 3,
	2001	2000

ABO at beginning of year	$47,435	$50,628
Service cost	697	957
Interest cost	3,707	3,498
Amendments	—	(73)
Actuarial (gain) loss	3,588	(3,685)
Benefits paid	(4,012)	(3,890)

ABO at end of year	51,415	47,435

Fair value of plan assets at beginning of year	71,743	57,488
Actual return on plan assets	(12,291)	18,010
Contributions:
Employer	—	13
Employee	110	122
Benefits paid	(4,012)	(3,890)

Fair value of plan assets at end of year	55,550	71,743

Plan assets in excess of ABO	(4,135)	(24,308)
Unrecognized prior service cost	(174)	(214)
Unrecognized net gain	3,068	26,348

Net ABO liability (asset) at end of year	$(1,241)	$1,826

Weighted average actuarial assumptions:
Discount rate	7.5%	8.0%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	4.5	4.5

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to providing retirement pension benefits, the Company provides health care benefits for eligible retired employees. Under the Company’s plans, all nonunion employees, with 10 years of service after age 50, are eligible for retiree health care coverage between ages 60 and 65. Grandfathered nonunion employees and certain union employees who have bargained into the Company-sponsored health care plans are generally eligible after age 55, with 10 years of service, and have only supplemental benefits after Medicare eligibility is reached. Certain of the plans require contributions by retirees and spouses.

      The components of the net postretirement benefit expense are as follows:

	(In thousands)
	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Service cost	$2,348	$2,343	$2,089
Interest cost	8,753	8,439	6,675
Amortization:
Unrecognized prior service cost	322	353	320
Unrecognized net loss	334	213	—

Net postretirement benefit expense	$11,757	$11,348	$9,084

      The aggregate change in the Company’s accumulated postretirement benefit obligation (“APBO”), which is unfunded, is as follows:

	(In thousands)
	June 2,	June 3,
	2001	2000

APBO at beginning of year	$109,795	$98,056
Service cost	2,348	2,343
Interest cost	8,753	8,439
Participant contributions	1,846	1,838
Amendments	47	197
Actuarial loss	2,445	9,754
Acquisitions	—	463
Benefits paid	(12,866)	(11,295)

APBO at end of year	112,368	109,795
Unrecognized prior service cost	(2,043)	(2,317)
Unrecognized net loss	(15,897)	(13,787)

Accrued postretirement benefit	94,428	93,691
Less current portion	(11,500)	(11,000)

APBO included in other liabilities	$82,928	$82,691

      In determining the APBO, the weighted average discount rate was assumed to be 8.0% for fiscal 2001 and 2000 and 7.0% for fiscal 1999. The assumed health care cost trend rate for fiscal 2001 was 10.0%, declining gradually to 5.5% over the next 5 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 2001 by approximately $1,112,000, as well as increase the June 2, 2001 APBO by approximately

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$9,113,000. Conversely, a 1.0% decrease in this rate would decrease the fiscal 2001 expense by approximately $981,000 and the June 2, 2001 APBO by approximately $8,079,000.

      The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $171,510,000, $162,990,000 and $154,670,000 in fiscal 2001, 2000 and 1999, respectively.

7.     Stock-Based Compensation

      The 1996 Stock Incentive Plan (the “Plan”) allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and restricted stock. A maximum of 13,683,000 shares was approved to be issued under the Plan. On June 2, 2001, shares totaling 1,481,000 were authorized but not awarded under the Plan.

      The stock options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:

	(In thousands)	Weighted Average
	Shares	Exercise Price
	Under Option	Per Share

Balance May 30, 1998	5,261	$24.78
Issued	1,030	26.60
Surrendered	(184)	29.81
Exercised	(504)	14.36

Balance May 29, 1999	5,603	25.89
Issued	2,129	18.65
Surrendered	(308)	28.56
Exercised	(207)	9.50

Balance June 3, 2000	7,217	24.12
Issued	1,348	14.16
Surrendered	(488)	26.67
Exercised	(14)	7.03

Balance June 2, 2001	8,063	$22.33

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock options outstanding and exercisable on June 2, 2001 are as follows:

			Weighted Average
	(In thousands)	Weighted Average	Remaining
Range of Exercise	Shares	Exercise Price	Contractual Life
Prices Per Share	Under Option	per Share	in Years

Outstanding:
$ 6.25 - $14.50	2,700	$13.54	8.8
15.13 - 27.06	3,241	22.07	6.7
33.28 - 33.91	2,122	33.90	6.3

$ 6.25 - $33.91	8,063	$22.33	7.3

Exercisable:
$ 6.25 - $14.50	833	$12.00
15.13 - 27.06	2,357	21.41
33.28 - 33.91	2,122	33.90

$ 6.25 - $33.91	5,312	$24.93

      The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB25”), and related interpretations in accounting for the Plan, and, therefore, no compensation expense has been recognized for stock options issued under the Plan. For companies electing to continue the use of APB25, SFAS No. 123, “Accounting for Stock-Based Compensation,” requires proforma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

      The weighted average fair value at date of grant for options granted during fiscal 2001, 2000 and 1999 was $5.49, $7.08 and $8.80 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999

Expected dividend yield	1.8%	1.9%	1.3%
Expected volatility	41.7	36.8	28.5
Risk-free interest rate	4.6	6.3	5.4
Expected term in years	4.0	4.0	4.0

      If the Company had adopted the provisions of SFAS No. 123, the impact would have been to reduce reported net income and earnings per share as follows:

	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended
	June 2,	June 3,	May 29,
	2001	2000	1999

Net income (in thousands)	$7,674	$12,804	$10,621
Earnings per share:
Basic	.09	.12	.15
Diluted	.09	.12	.15

      During fiscal 1998, the Company also awarded 200,000 shares of restricted stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These restricted shares vested ratably after one, two and three years of continued employment, and are currently fully vested.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense related to this award was $696,000, $2,260,000 and $2,260,000 for fiscal 2001, 2000 and 1999, respectively.

      On June 2, 2001, 9,976,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.     Accrued Expenses and Other Liabilities

      Included in accrued expenses are the following:

	(In thousands)
	June 2,	June 3,
	2001	2000

Payroll, vacation and other compensation	$59,093	$56,321
Self-insurance reserves	54,622	48,708
Pension and welfare	36,014	34,638
Taxes other than income	20,780	19,967

      Included in other liabilities are the following:

	(In thousands)
	June 2,	June 3,
	2001	2000

Self-insurance reserves	$56,917	$70,374
Accumulated postretirement benefit obligation	82,928	82,691

9.     Stockholder Rights Plan

      In May 2000, the Company’s board of directors adopted a stockholder rights plan which provided that a dividend of one preferred stock purchase right was declared for each share of the Company’s common stock outstanding and any common shares issued thereafter. The rights are not exercisable until 10 business days following either 1) a public announcement that a person or group acquired 15% or more of the Company’s common stock or 2) the announcement of a tender offer which could result in a person or group acquiring 15% or more of the Company’s common stock.

      Each right, if exercisable, will entitle its holder to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock at an exercise price of $80.00, subject to adjustment. If a person or group acquires 15% or more of the Company’s outstanding common stock, the holder of each right not owned by the acquiring party will be entitled to purchase shares of the Company’s common stock (or in certain cases, preferred stock, cash or other property) having a market value of twice the exercise price of the right. In addition, after a person or group has become an acquiring person, if the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase at the exercise price of the right, a number of the acquiring party’s common shares valued at twice the exercise price of the right.

      The Board may redeem the rights at any time before they become exercisable for $.001 per right and, if not exercised or redeemed, the rights will expire on May 25, 2010.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Quarterly Financial Information (Unaudited)

      Summarized quarterly financial information for the fiscal years ended June 2, 2001 and June 3, 2000 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks, and the fourth quarter of fiscal 2000 which covers thirteen weeks):

	(In thousands, except per share data)
	First	Second	Third	Fourth

2001
Net sales	$819,694	$817,813	$1,038,969	$820,006
Cost of products sold	384,220	391,859	492,207	384,232
Operating income	50,106	32,676	28,989	35,332
Net income	26,885	11,386	7,747	15,107
Earnings per share:
Basic	.41	.22	.15	.30
Diluted	.41	.22	.15	.30
2000
Net sales	$809,473	$810,600	$1,035,609	$867,247
Cost of products sold	380,714	378,963	494,886	417,605
Operating income	58,799	50,143	41,336	20,120
Net income	33,226	27,938	20,417	7,807
Earnings per share:
Basic	.47	.40	.30	.12
Diluted	.47	.40	.30	.12

      The fourth quarter of fiscal 2000 includes the impact of one-time events totaling $23,600,000 ($.22 per basic and diluted share on an after-tax basis) related to a work stoppage that idled five Northeast bakeries, bakery consolidation and start-up costs in the Pacific Northwest and an adjustment to the self-insurance reserves.

*  *  *

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED BALANCE SHEET

(Unaudited)

	(In thousands)
	March 9,	June 2,
	2002	2001

Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts of $3,823,000 ($4,069,000 at June 2)	$191,696	$197,832
Inventories	80,779	76,208
Other current assets	65,755	62,885

Total current assets	338,230	336,925

Property and equipment:
Land and buildings	424,926	418,928
Machinery and equipment	1,034,193	1,038,323

	1,459,119	1,457,251
Less accumulated depreciation	(618,875)	(582,941)

Net property and equipment	840,244	874,310

Intangibles	412,472	412,261

	$1,590,946	$1,623,496

Liabilities and Stockholders’ Equity
Current liabilities:
Long-term debt payable within one year	$38,750	$29,063
Accounts payable	112,930	123,872
Accrued expenses	234,584	194,473

Total current liabilities	386,264	347,408

Long-term debt	451,875	555,937
Other liabilities	180,551	184,854
Deferred income taxes	142,492	142,492

Total long-term liabilities	774,918	883,283

Stockholders’ equity:
Preferred stock, par value $.01 per share; authorized — 1,000,000 shares; issued — none	—	—
Common stock, par value $.01 per share; authorized — 120,000,000 shares; issued — 80,327,000 shares (79,851,000 at June 2)	803	799
Additional paid-in capital	559,500	551,963
Retained earnings	410,002	373,087
Treasury stock, at cost — 29,508,000 shares (29,495,000 at June 2)	(533,329)	(533,044)
Accumulated other comprehensive loss	(7,212)	—

Total stockholders’ equity	429,764	392,805

	$1,590,946	$1,623,496

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

	(In thousands, except per share data)
	16 Weeks	16 Weeks	40 Weeks	40 Weeks
	Ended	Ended	Ended	Ended
	March 9,	March 10,	March 9,	March 10,
	2002	2001	2002	2001

Net sales	$1,053,511	$1,037,215	$2,711,551	$2,671,702

Cost of products sold	501,228	492,207	1,283,129	1,268,286
Selling, delivery and administrative expenses	485,639	481,716	1,224,715	1,206,247
Other charges	—	—	25,700	—
Depreciation and amortization	29,538	34,303	74,009	85,398

	1,016,405	1,008,226	2,607,553	2,559,931

Operating income	37,106	28,989	103,998	111,771

Other income	(83)	(117)	(333)	(435)
Interest expense	10,707	16,363	28,724	36,518

	10,624	16,246	28,391	36,083

Income before income taxes	26,482	12,743	75,607	75,688
Provision for income taxes	9,745	4,996	27,823	29,670

Net income	$16,737	$7,747	$47,784	$46,018

Earnings per share:
Basic	$.33	$.15	$.94	$.83

Diluted	$.32	$.15	$.92	$.83

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	(In thousands)
	40 Weeks	40 Weeks
	Ended	Ended
	March 9,	March 10,
	2002	2001

Cash flows from operating activities:
Net income	$47,784	$46,018
Depreciation and amortization	74,009	85,398
Other	10,295	(6,310)
Change in operating assets and liabilities:
Accounts receivable	6,136	8,846
Inventories	(4,571)	2,610
Other current assets	(2,870)	2,371
Accounts payable and accrued expenses	22,004	17,685

Cash from operating activities	152,787	156,618

Cash flows from investing activities:
Additions to property and equipment	(53,987)	(69,958)
Sale of assets	6,889	1,318
Other	(334)	(164)

Cash from investing activities	(47,432)	(68,804)

Cash flows from financing activities:
Reduction of long-term debt	(649,375)	(399,000)
Reduction of notes payable	—	(35,000)
Addition to notes payable	—	610,000
Addition to long-term debt	555,000	—
Acquisition of treasury stock	(285)	(244,950)
Common stock dividends paid	(10,869)	(11,664)
Stock option exercise proceeds	7,541	102
Debt fees incurred and other	(7,367)	(7,302)

Cash from financing activities	(105,355)	(87,814)

Change in cash and cash equivalents	—	—
Cash and cash equivalents:
Beginning of period	—	—

End of period	$—	$—

Cash payments made:
Interest	$23,374	$37,124
Income taxes	34,049	19,748

See accompanying notes.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Accounting Policies and Basis of Presentation

      The accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring accruals (except for the accruals for other charges discussed in Note 6), which, in the opinion of management, are necessary for a fair presentation of financial position, results of operations and cash flows. Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been made to the Company’s fiscal 2001 consolidated financial statements to conform to the fiscal 2002 presentation.

2.     Inventories

      The components of inventories are as follows:

	(In thousands)
	March 9, 2002	June 2, 2001

Ingredients and packaging	$47,361	$46,846
Finished goods	23,470	23,002
Other	9,948	6,360

	$80,779	$76,208

3.     Income Taxes

      The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	40 Weeks	40 Weeks
	Ended	Ended
	March 9, 2002	March 10, 2001

Statutory federal tax	35.0%	35.0%
State income tax	2.0	2.3
Intangible amortization	—	2.3
Other	(.2)	(.4)

	36.8%	39.2%

      The provision for income taxes for the current quarter of both fiscal years includes any adjustments for revisions on the projected annual effective tax rate.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Earnings Per Share

      Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company’s earnings per share computations:

	(In thousands)
	16 Weeks	16 Weeks	40 Weeks	40 Weeks
	Ended	Ended	Ended	Ended
	March 9,	March 10,	March 9,	March 10,
	2002	2001	2002	2001

Basic weighted average common shares outstanding	50,896	50,561	50,769	55,176
Effect of dilutive stock compensation	1,300	147	1,168	193

Dilutive weighted average common shares outstanding	52,196	50,708	51,937	55,369

5.     Contingencies

      In July 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company’s San Francisco bakery. The court subsequently reduced these compensatory damages to approximately $5,800,000. In August 2000, the jury also awarded punitive damages totaling approximately $121,000,000. During October 2000, the court further reduced the compensatory damages to $3,000,000 and the punitive award to $24,300,000. In February 2001, the court also awarded $2,000,000 in attorneys’ fees to the plaintiffs.

      During September 2001, the Company settled, through mediation, all claims under this lawsuit. During the first quarter of fiscal 2002, the Company recorded adequate reserves to cover all settlement amounts payable.

6.     Other Charges

      During the first quarter of fiscal 2002, the Company incurred other charges of $25,700,000, representing costs related to the closure of the Company’s Detroit bakery, as well as settlement of the lawsuit described in Note 5.

7.     Derivative Instruments

      On June 3, 2001, the Company implemented, on a prospective basis, Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as well as later amendments to this standard, SFAS No. 137 and SFAS No. 138 (collectively, “SFAS No. 133”).

      The new rules require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income/loss (“OCI”), depending on whether the derivative is designated and is effective as a hedged transaction, the type of hedging transaction and whether the Company elects to use hedge accounting. Changes in the fair value of derivative instruments recorded to OCI are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective under the rules is recognized in current earnings. The transition adjustment recognized by the Company in fiscal 2002 for the adoption of these new rules was not material to the Company’s financial position or net income.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company uses derivative instruments, principally commodity derivatives and interest rate swap agreements, to manage certain commodity price and interest rate risk. All financial instruments are used solely for hedging purposes and are not issued or held for speculative reasons.

      The Company from time to time utilizes commodity hedging derivatives, generally futures and options on wheat, corn and soybean oil, to reduce its exposure to commodity price movements for future raw material needs. The terms of such instruments, and the hedging transactions to which they relate, generally do not exceed one year. The Company has from time to time entered into interest rate swap agreements with major banks and institutional lenders to manage the balance of variable versus fixed-rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense. The Company’s current interest rate swap agreements, which were entered into in July 2001 and have terms from one to three years, qualify for cash flow hedge accounting treatment and have had no ineffectiveness as defined by SFAS No. 133. No ineffectiveness is expected on these swap transactions in future periods and therefore, all changes in fair value of the swap agreements are expected to be recorded to OCI on a quarterly basis.

      The Company generally applies hedge accounting as allowed by SFAS No. 133. However, the Company may from time to time enter into derivatives which economically hedge certain of its risks even though the criteria for hedge accounting under SFAS No. 133 are not met. Hedge accounting is only applied when the derivative is deemed to be effective, as defined in the standard, at offsetting changes in anticipated cash flows of the hedged item or transaction. Any impact on earnings for hedges is recorded in the Consolidated Statement of Income, generally on the same line item as the gain or loss on the item being hedged.

      At March 9, 2002, the Company had a loss of $13,058,000, or $8,253,000 net of tax, on its interest rate and commodity derivatives of which $11,411,000, or $7,212,000 net of tax, was recorded in OCI and $1,647,000, or $1,041,000 net of tax, was recorded in net income. For the current quarter, the loss in OCI was increased by $773,000, or $489,000 net of tax, for the change in fair value of the Company’s interest rate and commodity derivatives. Derivative-related OCI losses of $3,624,000, or $2,291,000 net of tax, were reclassified to earnings for both the quarter and year-to-date periods ended March 9, 2002.

      Of the net-of-tax loss recorded in OCI at March 9, 2002, approximately $7,155,000 is expected to be reflected in net income over the next twelve months.

8.     Goodwill and Other Intangibles

      On June 3, 2001, the Company adopted, on a prospective basis, SFAS No. 142, “Goodwill and Other Intangible Assets,” which eliminated the amortization of purchased goodwill and other intangibles with indefinite useful lives. Upon adoption of SFAS No. 142, the Company performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed.

      Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in intangibles and other assets on the Company’s consolidated balance sheet as of the end of the third quarter, March 9, 2002, and as of the latest fiscal year end, June 2, 2001, are the following acquired intangible assets:

	(In thousands)

	March 9, 2002		June 2, 2001

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Goodwill	$314,699	$(99,358)	$314,699	$(99,358)

Intangibles with indefinite lives (generally trademarks and tradenames)	$197,456	$(21,713)	$197,456	$(21,713)

Intangibles with finite lives	$19,920	$(6,450)	$19,620	$(5,236)

      Intangible amortization expense for the third quarter and forty weeks ended March 9, 2002 was $482,000 and $1,214,000, respectively, and is estimated to be $1,600,000 for fiscal 2002. Estimated intangible amortization expense for each of the subsequent four fiscal years is estimated at $1,100,000 to $1,400,000.

      The following pro forma information reconciles the net income and earnings per share reported for the sixteen and forty week periods ended March 10, 2001 to adjusted net income and earnings per share which reflect the application of SFAS No. 142 and compares the adjusted information to the current year results:

	(In thousands, except per share data)
	16 Weeks	16 Weeks	40 Weeks	40 Weeks
	Ended	Ended	Ended	Ended
	March 9,	March 10,	March 9,	March 10,
	2002	2001	2002	2001

Net income, as reported	$16,737	$7,747	$47,784	$46,018
Trademark and tradename amortization	—	964	—	2,410
Goodwill amortization	—	2,278	—	5,693

Net income, as adjusted	$16,737	$10,989	$47,784	$54,121

Basic earnings per share, as reported	$.33	$.15	$.94	$.83
Trademark and tradename amortization	—	.02	—	.04
Goodwill amortization	—	.05	—	.10

Basic earnings per share, as adjusted	$.33	$.22	$.94	$.97

Diluted earnings per share, as reported	$.32	$.15	$.92	$.83
Trademark and tradename amortization	—	.02	—	.04
Goodwill amortization	—	.04	—	.10

Diluted earnings per share, as adjusted	$.32	$.21	$.92	$.97

9.     Subsequent Event

      Subsequent to quarter end, on April 2, 2002, the Company announced an agreement to purchase 7,348,154 shares of its common stock from Tower Holding Company (“Tower”), a subsidiary of Nestlé Purina PetCare Company, at a purchase price of $21.50 per share, or approximately $157,985,000. It is expected that this stock purchase will be completed by April 30, 2002. While this purchase could be fully financed by the Company’s current revolving credit agreement with only amendments to certain

INTERSTATE BAKERIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

covenants, the Company is currently pursuing an additional $100,000,000 term loan facility under this agreement as well as the covenant amendments needed to allow for the purchase.

      In accordance with the terms of the existing Shareholder Agreement between the Company and Tower, the Company also announced its intention to file a registration statement with the Securities and Exchange Commission registering for sale in the public offering 7,500,000 shares of the Company’s common stock owned by Tower.

[Inside Back Cover Design]

[Pictures of our fresh baked sweet goods and caption]

6,818,182 Shares

Interstate Bakeries Corporation

Common Stock

PROSPECTUS

Credit Suisse First Boston

Merrill Lynch & Co.
JPMorgan
Banc of America Securities LLC
Prudential Securities

               , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$18,112
NASD filing fee	20,188
Legal fees and expenses	400,000
Auditor’s fees and expenses	95,000
Printing fees	100,000
Transfer agent fees	4,000
Miscellaneous	62,700

Total	$700,000

Item 15.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, other than by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

      Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding may be paid or reimbursed by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

      Delaware law does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation unless the Delaware Court of Chancery approves the indemnification.

      Article Seventh of our restated certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom we may indemnify pursuant to Section 145 and shall advance expenses of litigation to directors and officers in accordance with the procedures and limitations set forth in our bylaws.

      Our bylaws generally provide that in any threatened, pending, or completed actions, suits or proceedings, whether civil, criminal administrative or investigative (collectively, the “Actions”), other than by or in the right of our company, we must indemnify any person who is a party or is threatened to be made a party by reason of the fact that he or she is or was or has agreed, to become our director, officer, employee or agent, or is or was serving or has agreed to serve at our request as a director, officer, employee or agent of another entity, or by reason of any action alleged to have been taken or omitted in such capacity (the “Indemnified Party”) against costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such Actions and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal Action, had no reasonable cause to believe his or her conduct was unlawful. The termination of any Action by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not meet the required standard of conduct.

      Our bylaws further generally provide that in an Action by or in the right of our company, we must indemnify an Indemnified Party against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such Action and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made in respect of any claim as to which the Indemnified Party shall have been adjudged to be liable to us for gross negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action was brought shall determine that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the court shall deem proper.

      Our bylaws contain other specific provisions regarding matters such as our avoidance of the indemnification obligations if the applicable standards of conduct are not met, the advancement of expenses to an Indemnified Party and our inability to amend or repeal our bylaws to adversely affect or deny to an Indemnified Party any rights he or she may be entitled to under our bylaws.

      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

      As permitted by Section 102(b)(7) of the DGCL, our restated certificate of incorporation includes a provision that limits a director’s personal liability to us or our stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article Eighth of our restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

      We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of our company or our subsidiaries.

Item 16.     Exhibits

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement*
4.1	Restated Certificate of Incorporation of Interstate Bakeries Corporation, as amended, incorporated by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 9, 2002, filed on April 19, 2002.
4.2	Restated Bylaws of Interstate Bakeries Corporation, incorporated by reference to Exhibit 3.2 to Interstate Bakeries Corporation’s Annual Report on Form 10-K for the fiscal year ended June 1, 1991, filed on August 30, 1991.
4.3	Preferred Stock Purchase Rights, effective as of May 8, 2000, incorporated by reference to Interstate Bakeries Corporation’s Registration Statement on Form 8-A, filed on May 16, 2000.
5.1	Opinion of Davis Graham & Stubbs LLP, counsel for Interstate Bakeries Corporation.**
23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.***
24.1	Power of Attorney (included on the signature page on page II-4 of this Registration Statement.)**

*	To be filed by amendment.

**	Previously filed with the Registration Statement on Form S-3 filed with the Commission on April 18, 2002 (Registration No. 333-86560).

***	Filed herewith.

Item 17.     Undertakings

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 26, 2002.

INTERSTATE BAKERIES CORPORATION

By:	/s/ CHARLES A. SULLIVAN

Name: Charles A. Sullivan

Title:	Chairman of the Board and

Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES A. SULLIVAN* Charles A. Sullivan	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2002

/s/ G. KENNETH BAUM* G. Kenneth Baum	Director	April 26, 2002

/s/ LEO BENATAR* Leo Benatar	Director	April 26, 2002

/s/ E. GARRETT BEWKES, JR.* E. Garrett Bewkes, Jr.	Director	April 26, 2002

/s/ MICHAEL J. ANDERSON* Michael J. Anderson	Director	April 26, 2002

/s/ ROBERT B. CALHOUN, JR.* Robert B. Calhoun, Jr.	Director	April 26, 2002

/s/ FRANK E. HORTON* Frank E. Horton	Director	April 26, 2002

/s/ RICHARD L. METRICK* Richard L. Metrick	Director	April 26, 2002

/s/ JAMES R. ELSESSER* James R. Elsesser	Director	April 26, 2002

/s/ FRANK W. COFFEY* Frank W. Coffey	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2002

*	Signed by Ray Sandy Sutton, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement*
4.1	Restated Certificate of Incorporation of Interstate Bakeries Corporation, as amended, incorporated by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 9, 2002, filed on April 19, 2002.
4.2	Restated Bylaws of Interstate Bakeries Corporation, incorporated by reference to Exhibit 3.2 to Interstate Bakeries Corporation’s Annual Report on Form 10-K for the fiscal year ended June 1, 1991, filed on August 30, 1991.
4.3	Preferred Stock Purchase Rights, effective as of May 8, 2000, incorporated by reference to Interstate Bakeries Corporation’s Registration Statement on Form 8-A, filed on May 16, 2000.
5.1	Opinion of Davis Graham & Stubbs LLP, counsel for Interstate Bakeries Corporation.**
23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.***
24.1	Power of Attorney (included on the signature page on page II-4 of this Registration Statement.)**

*	To be filed by amendment.

**	Previously filed with the Registration Statement on Form S-3 filed with the Commission on April 18, 2002 (Registration No. 333-86560).

***	Filed herewith.